UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               IAMG HOLDINGS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

            DELAWARE                                      770434421
--------------------------------           -------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)


1400 BROADWAY, NEW YORK, NEW YORK                                      10018
----------------------------------------                           -------------
(Address of Principal Executive Offices)                             (Zip Code)


                                 (212) 827-0301
                           ---------------------------
                           (Issuer's Telephone Number)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                                (Title of Class)

                              AVAILABLE INFORMATION

         YOU SHOULD READ THIS ENTIRE REGISTRATION STATEMENT CAREFULLY INCLUDING INFORMATION SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 9.

         Subsequent to the date of this Registration Statement, IAMG Holdings, Inc. ("IAMG" or the "Company") will be subject to the information requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith will file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's New York Regional office at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, DC 20549 at prescribed rates.

         This Registration Statement, as well as all amendments thereto and subsequent reports, have been and will be filed through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Documents filed through EDGAR are publicly available through the Commission's Website at http:/www.sec.gov.

         IAMG has filed with the Commission this Registration Statement on Form 10-SB (together with all amendments and exhibits filed or to be filed in connection herewith, the "Registration Statement") under the Exchange Act, with respect to the IAMG's common stock, $.001 par value per share (the "Common Stock"). Statements contained herein as to the contents of any document are summaries of such documents and, in each instance, reference is hereby made to the copy of such document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. All material information relating to such exhibits are discussed in this Registration Statement. The Registration Statement may be inspected and copied at the places set forth above.

         In addition to the foregoing, IAMG will furnish to registered holders of its Common Stock annual reports containing audited financial statements, with an opinion expressed by the Company's independent auditors. Such audited financial statements will be prepared in conformity with generally accepted accounting principals ("GAAP"). The Company may furnish to registered holders of its Common Stock unaudited financial statements on a quarterly basis, such unaudited financial statements to be prepared in conformity with GAAP. The Company will also furnish to registered holders all notices of stockholder's meetings and other reports and communications of the Company.

         IAMG's principal executive offices are located at 1400 Broadway, Suite 1907, New York, NY 10018, and its telephone number is (212) 827-0301.

         As of July 27, 2000, there were 17,950,000 shares of Common Stock, $.001 par value, issued and outstanding held by 125 holders of record.

                                     PART I

ITEM 1.   BUSINESS

FORWARD LOOKING STATEMENTS

         Certain information contained in this Registration Statement are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Act"), as amended and Section 21E of the Exchange Act, as amended). Such potential risks and uncertainties include, but are not limited to, the risk factors contained in the Registration Statement including those relating to the Company's history of losses and early stage of development. See "Risk Factors" below. When used herein, the words "believes", "anticipates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. IAMG undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by IAMG which attempt to advise interested parties of the factors which affect the IAMG business, in this report, as well as the IAMG periodic reports on Forms 10-KSB, 10QSB and 8-K filed with the Securities and Exchange Commission.

GENERAL/HISTORICAL INFORMATION

         IAMG was originally incorporated under the name Telequipment Inc. on July 22, 1996 in the State of Nevada, and has since experienced three name changes, two changes of control and changes of business focus. On August 19, 1999, Articles of Merger were filed with the Secretary of State, of the State of Nevada, merging Telequipment, Inc. into Green Dolphin Systems Corp. ("Green Dolphin"), a Nevada corporation. Green Dolphin was authorized to issue 100,000,000 shares of common stock, $.001 par value, and, as of December 31, 1999, 6,000,000 shares of common stock were issued and outstanding. On January 15, 2000, Green Dolphin signed a Cancellation and Recission Agreement, canceling 5,000,000 shares of common stock issued pursuant to a private placement offering which was withdrawn, leaving 1,000,000 shares of common stock issued and outstanding. On February 23, 2000, Home/Office Express Inc. ("Home/Office"), a Nevada corporation, and Green Dolphin filed Articles of Merger with the Secretary of State of the State of Nevada. This merger resulted in a change of management. At the time of merger with Home/Office, the surviving corporation, Green Dolphin, also amended its certificate of incorporation to (i) change its name to Home/Office Express, Inc., (ii) increase the authorized shares to 105,000,000, with 100,000,000 shares of Common stock, $.001 par value and 5,000,000 shares of preferred stock, $.01 par value, and, (iii) authorize the issuance of 1,000,000 shares of common stock to the former Home/Office shareholders.

         The Company's business was essentially owning and operating Personal Touch Messenger Inc., a messenger service business located in Phoenix, Arizona. On March 27, 2000,

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Home/Office acquired the assets of IAM Group, Ltd. and issued 11,000,000 shares of common stock, resulting in a change of control of the Company. On March 27, 2000, the Company began trading on the OTC under the symbol: HOMX. In April, the Company changed its name to IAMG Holdings, Inc., and sold Personal Touch Messenger, Inc. to Larry Stout, James Richards and Steve Hartman, former Home/Office shareholders for 1,000,000 shares of the Company's common stock, and trading was continued under the IAMH symbol. On May 10, 2000, in order to change its place of domicile, the Company formed IAMG Holdings, Inc., a Delaware corporation. After shareholder approval on May 22, 2000, the Company changed its place of domicile to the State of Delaware.

THE COMPANY

         The Company is a start up entity without significant revenues or any assurance of continued operations. IAMG has a 100% interest in four separate subsidiaries: International Apparel Manufacturing of New York, Inc. ("IAMNY"), PBA Tour Gear Inc. ("PBA Tour Gear"); Pro Star Athletic, Inc. ("Pro Star"), all incorporated under the laws of the State of New York; and Guardian Internet Solutions, Inc. ("GIS"), incorporated in the State of Florida.

         IAMG was incorporated on May 2000, pursuant to the laws of the State of Delaware. IAMG was founded by Jahn Avarello and Thomas Verola under the name:
IAM Group, Ltd. ("IAM"), and was incorporated in the State of New York on April 20, 1999.

         Through IAMNY the Company's president, Jahn Avarello, has been engaged in the apparel manufacturing business for over 29 years. The officers and management of the Company collectively have over 100 years experience in designing, manufacturing, marketing and selling men's, women's and children's apparel. PBA Tour Gear is the Company's label for the Professional Bowlers Association ("PBA") under an exclusive worldwide licensing agreement. Pro Star Athletic is the Company's label for the National Football League ("NFL") under licenses to manufacture apparel in the Team/Player and Big and Tall Series Collection categories. GIS, located in Vero Beach, Florida, will host and maintain the Company's e-commerce Websites: bigsportsmall.com and pbatourgear.com. In partnership with the Fraunhofer Center for Research in Computer Graphics Inc. ("Fraunhofer CRCG"), located in Providence, Rhode Island, GIS will own and operate a market dominating web presence. GIS and Fraunhofer CRCG will develop and deploy a number of advanced technologies, including computer graphics, networking, and digital security. GIS's goal is to operate a state-of-the-art shopping portal.

         IAMG currently distributes PBA Tour Gear and NFL Team/Player licensed sportswear and accessories through retailers, wholesalers and catalogs. It's Big and Tall Collection Series has debuted for the 2000 season and will be sold through Casual Man and Rochester Big and Tall retail outlets, and other specialty retail and wholesale outlets, as well as via the Company's e-commerce mall and QVC Cablevision Networks.

         In addition to out-sourcing its manufacturing requirements, IAMG owns a domestic manufacturing business: International Apparel Manufacturers of New York, Inc. ("IAMNY"). In 1999 IAMNY grossed $4 million dollars in sales. IAMNY manufactures licensed and non-licensed sportswear and accessories. In June 2000, IAMNY substantially reduced its operating

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expenses by leasing its customer base, equipment, machinery and inventory to F&L
Apparel, Ltd. The lease agreement provides for IAMNY to control the leasees billings and to receive up to 15% of all gross receipts for a five year period. At the end of the lease period, IAMNY has the option to renew for a five year period or to resume full control and operation of the business, or to convey the equipment and machinery at an agreed price.

         Through its subsidiaries, IAMG intends to create a powerful, vertically integrated sportswear apparel and accessories business; and to design and manufacture quality sportswear and successfully engage in retail, wholesale, home shopping and internet distribution and retail sales of its products. IAMG maintains its executive offices at 1400 Broadway, New York, New York 10018 and its telephone number is (212) 827-0301.

IAMG'S PRODUCTS AND STRATEGIC PARTNERS

         IAMG has formed alliances with certain entities which grant the Company the right to manufacture and distribute sportswear and accessories bearing the names and logos of the Professional Bowlers Association ("PBA") and National Football League ("NFL"). The NFL Team/Player apparel bears insignias of NFL teams and replica signatures of certain celebrity NFL players.

         In May 1999, IAMG entered into a joint venture agreement with Pro Star Athletics of Florida, LLC ("Pro Star Florida") whereby the entities have formed Pro Star Athletic, Inc. which was 50% owned by IAMG and Pro Star Florida. Pro Star Florida, whose principal is Leonard Marshall, former All-Pro football player, owns a non-exclusive license to manufacture and market sportswear and accessories bearing the NFL logo and NFL team insignias. Furthermore, such license allows Pro Star Florida to manufacture apparel bearing an authentic replica signature of some of the NFL's top players, both past and present. Under the joint venture agreement, Pro Star Florida assigned its NFL license to Pro Star Athletic to pursue the manufacture, distribution and sales of NFL apparel and accessories. IAMG, through Pro Star Athletic, will manufacture and market jackets, caps, sweaters, sweatshirts, shorts and other accessories under the labels "Pro Star Athletic", "Big Time Player" and "Star Players". In May 2000, Leonard Marshall and the Pro Star Florida shareholders completed the Joint Venture Agreement and transferred their ownership in Pro Star Athletic to IAMG.

         In April 2000, IAMG's Team Sport's Gear, Inc. received a second NFL license to manufacture and sell an exclusive "Big and Tall Collection Series" under the "Pro Star Athletic" label. Pro Star Athletic's Millenium "Big and Tall Collection Series" was enthusiastically received by specialty retail operators, including Casual Male Stores and Rochester Big and Tall. The NFL has committed to lend its full support to the marketing and sales of this new product line. IAMG's estimates for year 2000 gross sales for the "Big and Tall Collection Series" is $1,500,000.

         In May 1999, IAMG signed an exclusive, long-term, worldwide licensing agreement with the Professional Bowler's Association ("PBA") to distribute bowling apparel, equipment and accessories under the PBA logo and PBA player brand names. IAMG has developed the "PBA Tour Gear" label under which it will manufacture and market bowling apparel, equipment and accessories for men, women and children.

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         The PBA licensing agreement is effective until April 30, 2004 and provides for a five year extension if IAMG has made all Royalty payments and has met specific sales levels. IAMG has the right to a prominent link to the PBA website, which receives more than 2 million "hits" per month. In addition, the Agreement provides for IAMG to receive, without charge, a number of 30 second advertising spots on PBA televised bowling tournaments.

         IAMG has employed personnel to establish and operate mobile Kiosk sales centers at each PBA National Tournament, and at the (seven) regional PBA territories who sponsor regional tournaments. These centers are inexpensive and portable. They are capable of going where the bowling consumers are and they facilitate impulse purchasing. The Kiosks will have available over 80 bowling products, ranging from bowling apparel, to equipment such as bowling bags, shoes, and wrist bands, and accessories such as PBA bowling pins, key chains and hats. IAMG has recently completed development of a PBA Tour Gear Catalogue featuring PBA's leading bowlers wearing PBA Tour Gear apparel and accessories.

         Mr. Mark Gerberich, Commissioner of the PBA has accepted a position on IAMG's Board of Directors. His unsurpassed experience in the bowling industry will guide IAMG to plan a successful marketing strategy. As a result of IAMG's planning, for the first time in the PBA's 42 year history, bowlers will be able to purchase more than 80 official PBA Tour Gear products in virtually every category pertaining to bowling with the exception of bowling balls. IAMG's premier bowling label, "PBA Tour Gear" includes a complete line of shoes, bags, wrist supports, apparel, accessories and equipment as well as trophies of museum quality never before offered in the United States.

         In May 2000, PBA Tour Gear completed a production shoot for an annual PBA Tour Gear catalog. IAMG contracted to have the current top 7 Professional Players in Bowling model its apparel and accessories line, including 1998 Bowler of the Year, Walter Ray Williams, and 1999 Bowler of the year, Parker Bohn III. The PBA's popular Senior Tour player Johnny Petraglia is also a featured model in the catalog. The PBA Tour Gear product line catalog will benefit from having the top professional players in bowling endorsing the products.

         In June 2000, IAMG launched its product line at the Bowling Expo International Show in Las Vegas. As a result, 15 regional distributors of bowling products agreed to sign distribution contracts and to purchase a minimum of $50,000 of licensed products. As of July 28, 2000, three of the fifteen distributors have signed purchase orders and deposited $5000.00 on account.

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

IAMG'S TARGET MARKET

         IAMG marketing strategy targets the growing legion of sports fans eager to own quality merchandise at reasonable prices. According to the American Association of Retail Marketers, the specialty apparel industry is projected to become a trillion dollar industry by the year 2000. IAMG plans to tap a portion of this growing market by offering high-quality, moderately priced, distinctive products bearing the logos of some of the most popular professional sports and leisure activities.

         BOWLING INDUSTRY. IAMG's "PBA Tour Gear" products will be targeting the bowling community which is one of the largest and wealthiest markets in the world. The bowling community boasted 50 million bowlers in 1998. Today's youth and teenagers represent the fastest growing segment of this market. These groups exhibited 58% and 24.1% growth rates, respectively, since 1987.

         The PBA enjoys an unprecedented record as a televised sport. The PBA is the second largest running live sports series on network television, behind only NCAA football. In 1999 and 2000, the PBA will be featured on 17 ESPN telecasts, reaching more than 50 million people on an annual basis. IAMG's licensing agreement with the PBA includes one 30-second unit of advertising time during each PBA telecast, access to features and vignettes, open/close electronic billboards and extensive camera-prominent signage.

         IAMG is soliciting media involvement in special events projects involving the Company's licenses. Currently, the Company is negotiating with a major television network to produce a Celebrity Bowling Tournament involving NFL players and PBA bowlers. This 26 week event culminates in a final bowling "Foot Bowl" to take place during the NFL's Super Bowl Week. IAMG will sponsor public appearances of past and present PBA and NFL players at local retail market locations.

         NFL MERCHANDISE INDUSTRY. Clearly the National Football League is the dominant professional sport in the United States. With 31 teams (and growing) the NFL takes in about $2.4 billion each year. IAMG's Pro Star Athletic product line includes jackets, shirts, caps, sweaters, shorts and accessories. The products are manufactured in a variety of fabrics, sizes, and colors and are embroidered or silk screened with the company's trademarked logo(s). Pro Star Athletic's apparel includes the authentic signature of a celebrity NFL player. For example, Leonard Marshall, Deion Sanders, Dan Marino, John Elway and Randy Moss signatures appear on Pro Star Athletic products. The Pro Star Athletic logo is prominently displayed on each piece of apparel.

         In May 1999, Leonard Marshall introduced Pro Star Athletic's new street line: "NFL With Attitude". Created by IAMG's design team, under the direction of Thomas Verola and Steve Ciancio, this dynamite product line promises to be a hot seller for the 2000 Football season. The Big and Tall collection Series makes it "cool" to wear sport's licensed apparel instead of the more expensive FUBU, MECCA and PHAT FARM brands. Casual Male Stores is the first specialty retailer to indicate they will be placing substantial orders for the 2000 season.

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QVC Cablevisions's Kathleen Kirkwood, a member of the IAMG Board of Directors, is planning a major PBA and NFL apparel sales program with Leonard Marshall hosting the programs.

         In addition to the PBA and the NFL, IAMG is negotiating for licensing agreements with the Women's Pro Bowling Association, and other major sports leagues and associations.

         IAMG will initiate sales and distribution of a PBA "Pro Star Athletic" sports bottle offering Natural Spring pure water. The Bowling Proprietor's Association of America ("BPAA") is negotiating with IAMG for distribution of PBA products, including PBA Tour Gear's sports bottled pure water, to its 3800 bowling centers in the United States.

         E-COMMERCE INDUSTRY. The development of the Internet has brought computer usage and electronic commerce into the home on a practical level. As a result, the computer industry has experienced explosive growth over the past several years. It is estimated that there are over 75 million Internet users in the United States alone. The Internet is dramatically affecting the manner in which consumers evaluate and buy merchandise and the way businesses are servicing customers and reaching new markets. According to Direct Marketing Association, total retail sales are expected to grow at a rate of 3.5% into the year 2000. More specifically, the percentage of total sales from the Internet, including sales to consumers and businesses, is expected to increase 50% annually through 2004. According to Forrester Research, in 1999 e-commerce retail sales exceeded $18.1 billion and according to Jupiter Communications, 1999 on-line apparel and accessories sales exceeded $641 million. IAMG will seek to take advantage of this growth through the establishment of a virtual shopping mall on the Internet where customers may view and make on-line purchases of IAMG's products.

IAMG'S BUSINESS AND MARKETING STRATEGY

         IAMG plans to sell its products through multiple distribution channels including major department stores, discount stores, specialty retail stores, sporting goods stores, stadium concessions and catalogs. IAMG also plans to establish an Internet site and engage in e-commerce.

         IAMG's ultimate goal is to take advantage of its exclusive worldwide license arrangement with the PBA its NFL licenses to establish brand name recognition and brand loyalty in its target markets. IAMG plans to distribute and sell its products through reputable retail stores. IAMG will start by manufacturing products of quality fabrics and modern designs. IAMG's "Pro Star" line will be marketed through upscale department and specialty store, while the Company's "Big Time Player" and "Star Player" labels will be marketed through more moderate retail establishments. Additionally, the Company plans to sell its products through stadium concession areas and to develop a full-color catalog for direct mail and dissemination at sporting events and stadiums.

         IAMG also sees a tremendous opportunity to sell its products through mobile sales centers or kiosks. The kiosks provide the Company with an inexpensive and portable retail outlet. Kiosks will enable the Company to make its products available to its target audience at athletic events, special charity events and other exhibits.

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         Finally, the Company plans to use its resources to advertise and sell its products via the Internet. IAMG plans to establish "BigSportsMall.com" and "PBATourGear.com" as its avenue for e-commerce. IAMG's web sites will allow its customers to view IAMG's products and make purchases on-line. IAMG also plans to establish its web sites as a portal for other sports-related information. For instance, the Company has reached an agreement with the PBA to provide a direct link to the PBA's official web site, or any other PBA website.

FACILITIES

         IAMG leases approximately 4,200 square feet on the 19th Floor of 1400 Broadway, New York, New York which serves as the Company's executive offices. For the period August 1, 2000 through July 31, 2003, monthly rent is approximately $12,300. For the period August 1, 2003 through July 31, 2005, monthly rent is approximately $12,600. August rent ($12,226.67), together with a security deposit ($27,000) was paid in June 2000. The monthly rental is $13,000 plus utilities.

COMPETITION

         The market in which IAMG operates is new, rapidly evolving and highly competitive. The company competes on the basis of certain factors, including: product features, time to market, product design, quality and price, and consumer support. IAMG's competitive strengths include focusing on the needs of the bowling and football fan consumers, establishing value added reseller channels via the internet and QVC Home Shopping Network, its highly added reseller channels via the internet and QVC Home Shopping Network, its highly experienced apparel expert management, its closely held relationships with the PBA, through Commissioner Mark Gerberich, and the NFL through Leonard Marshall, Steven Ciancio and Stuart Frost.

         IAMG has identified several companies who compete directly or indirectly with the PBA Tour Gear and the Pro Star Athletic product lines. PBA Tour Gear's competition in the shoe category is Linds Shoe Co. and Dexter Shoe Co. IAMG has produced a complete line of high quality bowling shoes bearing the exclusive PBA Tour logo. The shoe line has been enthusiastically received by professional and non-professional bowlers. In the bowling apparel, bags and accessories category, IAMG has identified AMF Inc., Brunswick Inc., Columbia Inc., Ebonite Inc. and Hammer Inc. as its competitors.

         Although the Company believes that it will be able to maintain a competitive advantage over its competitors on the basis of the quality of its products and services, there can be no assurance that other companies will not penetrate the market. Nor can there be any assurance that the Company will be able to compete effectively against currently anticipated or future competitors or that competitive pressures will not materially adversely affect its business, operating results and financial condition.

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

LEGAL PROCEEDINGS

         IAMG is not a party to any litigation or governmental proceedings.

GOVERNMENT REGULATION

         Aspects of the IAMG's business that are subject to governmental regulation include federal and state taxing authorities. In addition to the federal and franchise taxing authorities, the Company collects and remits sales tax in the one state in which it is has a physical presence. IAMG is prepared to collect sales taxes for other states, if laws are passed requiring such collection. IAMG does not believe that a change in the tax laws requiring the collecting of sales tax will have a material adverse effect on IAMG's financial condition or results or operations.

RESEARCH AND DEVELOPMENT

         IAMG has incurred research and development costs in the past, and management does not rule out additional costs occurring in the future.

INTELLECTUAL PROPERTY

         IAMG's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing the rights of others. IAMG has a policy of seeking patents, copyrights and trademarks when appropriate, on its inventions or intellectual property resulting from its ongoing research and development and manufacturing activities.

EMPLOYEES

         As of June 1, 2000 the Company had a total of 16 full-time employees, including nine in design, marketing and sales, four in administration and three executive officers. The Company's IAMNY manufacturing division prior to June 1, 2000 had a total of twenty employees. Beginning June 1, 2000 the Company leased its equipment, machinery and inventory to F&L Apparel, Ltd., pursuant to a written agreement. The leasees pay the Company a percentage of sales for a five year period, and at the expiration the Company owns all existing equipment, machinery and inventory. IAMG has an independent contract relation with several national salesmen whose earnings are based on commissions only. IAMG believes its future performance will depend in large part on its ability to attract and retain unskilled, semi-skilled and professional employees. None of the Company's employees is represented by a labor union and the Company has not experienced any work stoppages. IAMG considers its employee relations to be good.

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

                                  RISK FACTORS

         IN ADDITION TO OTHER INFORMATION IN THIS REGISTRATION STATEMENT ON FORM 10-SB, THE FOLLOWING IMPORTANT FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BECAUSE SUCH FACTORS CURRENTLY HAVE A SIGNIFICANT IMPACT ON THE COMPANY'S BUSINESS, PROSPECTS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                  START UP COMPANY; NO OPERATING HISTORY; UNCERTAINTY OF FUTURE PROFITABILITY. IAMG is in its development stage. As such, the Company has no operating history upon which investors may rely to evaluate the Company's prospects. IAMG's prospects must be considered in light of the problems, expenses, delays and complications associated with a new business. IAMG expects that its future operating expenses will be significantly high as a result of the implementation of its marketing initiatives and sales efforts. Accordingly, the Company expects to incur operating losses for the foreseeable future until such time, if ever, as the Company is able to generate revenues from operations sufficient to offset such operating and expansion costs. However, there can be no assurance that the Company will ever generate sufficient revenues or achieve profitability. See "Business."

         SIGNIFICANT CAPITAL REQUIREMENTS; DEPENDENCE ON PROCEEDS OF THE DEBT AND EQUITY FINANCING. IAMG's capital requirements are and will continue to be significant. IAMG is dependent upon the proceeds of the debt and equity financing to further finance the cost of the development and marketing of its athletic logo apparel. IAMG anticipates, based on management's internal forecasts and assumptions relating to its operations (including the costs associated with marketing its products and services) that the Company will be able to satisfy the Company's contemplated cash requirements for no more than the next six (6) months. In the event the Company's plans change, its assumptions change or prove inaccurate, or other capital resources and projected cash flow, prove to be insufficient to fund operations, the Company could be required to seek additional financing sooner than currently anticipated. See "Use of Proceeds," and "Business."

         POSSIBLE NEED FOR ADDITIONAL FINANCING. There can be no assurance that IAMG will not require additional financing in the near future. There can be no assurance that any additional financing will be available to IAMG on acceptable terms, or at all. If adequate funds are not available, IAMG may be required to delay, scale back, or eliminate its research and development or obtain funds through arrangement with partners or others that may require IAMG to relinquish rights to certain of its technologies or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on IAMG's business, financial condition and results of operations.

         COMPETITION. IAMG has identified Joy Athletic, Inc., Dynasty Apparel, Inc., and Logo Athletic, Inc. as direct competitors for its Team/Player NFL license, and Cutter & Buck, Inc., and Puma Inc., as direct competitors for its NFL Big and Tall Collection Series. IAMG has also identified several companies who compete directly or indirectly with the PBA Tour Gear. In the shoe category, Linds Shoe Co. and Dexter Shoe Co. are direct and formidable competitors. In the bowling apparel, bags and accessories category, the Company has

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identified AMF Inc., Brunswick Inc., Columbia Inc., Ebonite Inc., and Hammer
Inc., as its competitors. IAMG believes that it will be able to maintain a competitive advantage over these competitors on the basis of the quality of its products and services, and, in the case of the PBA Tour Gear, on the basis of having the exclusive world wide rights to the use of the PBA logo. However, there can be no assurance that other companies will not penetrate the market. In addition, there can be no assurances that the Company will be able to compete effectively against currently anticipated or future competitors or that competitive pressures will not materially adversely affect its business, operating results and financial condition. Finally, other competitors may have a significant advantage with respect to their financial resources.

         DEVELOPING MARKETS; UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES. The markets for the Company's bowling and NFL Big and Tall Collection and Team/Player licensed products and services have only recently begun to develop. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for the Company's products is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. There can be no assurance either that the market for the Company's products and services will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition will be materially and adversely affected. See "Business."

         RISK ASSOCIATED WITH NEED TO EXPAND BUSINESS. IAMG believes that it will need to expand its business and operations. This growth is likely to continue to place a significant strain on its resources. As the Company grows, it will also have to implement new operational and financial systems, procedures and controls. If the Company is unable to accomplish any of these, its business could be adversely affected.

         ATTRACTION AND RETENTION OF CUSTOMERS. IAMG's profitability is dependent on its ability to market its products and satisfy its customers, and there can be no assurance that it will be successful in these efforts. There are numerous factors that could prevent the Company from obtaining success in its efforts, including the public image of the Company's products, the Company's ability to maintain relationships with its licensors and the presence of direct and indirect competition. As a result of these factors, there can be no assurance that the Company's efforts will be adequate to maintain profitability or permit the expansion of the Company's operations.

         DEPENDENCE ON CERTAIN CONTRACTS. In May 1999, the Company obtained from the Professional Bowler's Association ("PBA") an exclusive worldwide licensing agreement for the manufacture and sale of bowling apparel, equipment and accessories. The license expires in 2004, with a five year renewal option available to the Company, depending on reaching stated levels of sales. In April 1999, the Company obtained a 50% interest in an NFL license to manufacture and sell Team/Player football apparel. In April 2000, the Company obtained a 100% ownership of the Team/Player license, and the NFL awarded it (through Team Sports Gear Inc., a wholly owned subsidiary) a second license for the manufacture and sale of a Big and Tall Collection Series. The NFL licenses are issued for a one year period and are renewable at the option of NFL Properties Inc. While the Company is actively seeking to increase and diversify its apparel licensing agreements, there can no assurances that the Company will be able to obtain or finance additional licenses. Also, there can be no assurances that the PBA or NFL licenses will be renewed.

         DEPENDENCE UPON KEY PERSONNEL. IAMG is dependent upon the efforts and skills of its executive officers. The loss of the services of any of the Company's management could have a material adverse effect on the Company's business and prospects. [See "Management - Employment Agreements" for a discussion of the employment agreements of certain members of management.]

         The success of the Company will be dependent upon its ability to hire and retain additional qualified personnel. IAMG will compete with other companies with greater financial and other resources for such other personnel. Although to date, the Company has not experienced any difficulty in attracting qualified personnel, there can be no assurance that the Company will be able to retain its present personnel or acquire additional qualified personnel as and when needed. See "Management."

         STAFFING AND LABOR COSTS. IAMG is dependent upon the available labor pool of semi and unskilled employees for its operations. IAMG is also subject to the Fair Labor Standards Act, which governs such matters as a minimum wage, overtime and other working conditions. A shortage in the labor pool or other general inflationary pressures or changes in applicable laws and regulations could require the Company to enhance its wage and benefits packages. There can be no assurance that the Company's labor costs will not increase. Any increase in such costs could have a material adverse effect on the Company's financial condition and results of operations.

         LIMITED MARKETING EXPERIENCE. IAMG has retained the services of Kathleen Kirkwood, a QVC executive, Leonard Marshall, former all pro defensive lineman for the NY Giants and NY Jets, and Lars Karle, Vice President of the Farnhofer Group, located in Providence, Rhode Island, to help develop its internet marketing program. No assurances can be given that the Company's marketing efforts will be sufficient and whether it will be able to penetrate the market. See "Business-IAMG Holding Inc.'s Marketing Strategy."

         CONTROL BY INSIDERS. The management of the Company owns or has the power to vote, directly and indirectly, 13,182,250 shares of Common Stock, or approximately 74.35% of the issued and outstanding shares of Common Stock. Accordingly, the Company's present management may be in a position to influence the election of the Company's directors and other matters submitted to the stockholders for approval. See "Principal Stockholders".

         LIMITATION ON DIRECTOR LIABILITY. As permitted by Delaware law, the Company's Certificate of Incorporation limits the liability of directors to the Company or its stockholders for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of the Company's charter provision and Delaware law, stockholders may have limited rights to recover against directors for breach of fiduciary duty. See "Description of Securities - Limitations on Liability of Directors."

         ANTI-TAKEOVER PROVISIONS. Pursuant to the Company's Certificate of Incorporation, the Board of Directors may issue up to 5,000,000 shares of Preferred Stock in the future with such preferences, limitations and relative rights as the Board may determine without stockholder approval. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. IAMG has no present plans to issue any shares of Preferred Stock. In addition, the Company will become subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the persons became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying or preventing a change of control of the Company.

         ADDITIONAL AUTHORIZED SHARES OF COMMON STOCK AND PREFERRED STOCK AVAILABLE FOR ISSUANCE MAY ADVERSELY AFFECT THE MARKET. IAMG is authorized to issue 100,000,000 shares of its Common Stock, $.001 par value, and 5,000,000 shares of its Preferred Stock, $.01 par value. However, the total number of shares of Common Stock issued and outstanding does not include 10,000,000 shares of Common Stock issuable upon exercise of options that may be granted pursuant to the Employee, Management and Non Employee Directors Incentive Option Plan (the "Incentive Option Plan") (none of which are outstanding as of the date hereof). On June 1, 2000, the Company signed an agreement with William Forte and Robert Lipori to issue 1,050,000 restricted shares of common stock, $.001 par value in full satisfaction of a $350,000 debt representing two loans made to the Company by Mr. Forte and Mr. Lipori. On the same date, the Company signed an agreement with Jahn Avarello, its President and CEO, to issue 3,900,000 restricted shares of common stock, $.001 par value in satisfaction of $1,300,000 out of a total of $1,518,632 in loans made by Mr. Avarello prior to January 21, 2000, leaving a balance of $218,632. Since January 31, 2000, Mr. Avarello has loaned another $400,000 to the Company. After reserving a total of 10,000,000 shares of Common Stock for issuance upon the exercise under the Incentive Option Plan, the Company will have at least 69,050,000 shares of authorized but unissued Common Stock available for issuance without further shareholder approval. As a result, any issuance of additional shares of Common Stock may cause current shareholders of the Company to suffer significant dilution which may adversely affect the market.

         In addition to the above-referenced shares of Common Stock which may be issued without shareholder approval, the Company has 5,000,000 shares of authorized preferred stock, the terms of which may be fixed by the Board of Directors. IAMG presently has not issued and outstanding shares of preferred stock and while it has no present plans to issue any shares of preferred stock, the Board of Directors has the authority, without shareholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock could have an adverse effect on the holders of Common Stock.

         NO MARKET FOR SECURITIES. IAMG is a publicly trading corporation listed on the over-the-counter "Pink Sheets" under the symbol "IAMH". Presently, there are 1,000,000 unrestricted shares available for sale to the public (the "Float"). There can be no assurance that an active public market for the Shares will develop or, if developed, that it will be sustained.

         NO DIVIDENDS AND NONE ANTICIPATED. To date, the Company has not paid any cash dividends. The Company does not intend, for the foreseeable future, to declare or pay any dividends and intends to retain earnings, if any, for the future operation and expansion of the Company's business. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors of the Company in light of conditions and circumstances then existing, including the Company's financial condition and requirements.

         FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE. This registration statement contains forward-looking statements and information that are based on management's beliefs as well as assumptions made by, and information currently available to, management. When used in this registration statement (including Exhibits), words such as "anticipate," "believe," "estimate," "except," and, depending on the context, "will" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the specific risk factors described above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. IAMG does not intend to update these forward-looking statements and information.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         IAMG is a holding company for a group of companies that license, manufacture and distribute proprietary and private label sportswear apparel, equipment and accessories, worldwide. Distribution channels include retailers, wholesalers, catalogs and e-commerce.

THREE MONTHS ENDED APRIL 30, 2000 VERSUS THREE MONTHS ENDED APRIL 30, 1999

RESULTS OF OPERATIONS

         Revenues. For the three months ended April 30, 2000, revenues included all four operating segments as opposed to revenues for the three months ended April 30, 1999, which consisted of revenues for IAMNY only. Revenues for IAMNY for the three months ended April 30, 2000, were $477,894 versus $l,232,154 for the three months ended April 30, 1999, for a decrease of $754,260, or 61%. The decrease is primarily attributable to a drop in domestic manufacturing primarily caused by the economy. During the last six months, manufacturers have gone overseas due to the rising cost of domestic labor. IAMNY has leased its equipment, machinery and inventory to a third party who will service IAMNY's customers. The Lessee will be responsible for all fixed and operating manufacturing expenses, and IAMNY will eliminate its own fixed and operating expenses in exchange for a percentage of the leasees monthly billings to all manufacturing customers. Two of IAMG's operating segments, PBA Tour Gear. Inc. and Pro Star Athletic, Inc., have licensing agreements with the Professional Bowlers Association ("PBA") and with the National Football League ("NFL"). IAMNY plans to sell private label (non-branded) goods and complete any orders that cannot be filled under the NFL and PBA licensing agreements. Additionally. any new licensing agreements will be contracted within the IAMNY operating segment. Revenues from the other operating segments contributed approximately $23,000 to total revenues for the quarter ended April 30,2000.

         Costs of Revenues. We have been experiencing a typical profit margins due to the seasonality of our products. We anticipate our profit margins to increase dramatically within the next twelve months as football season approaches and as the PBA Tour Gear catalogue is completed. Management intends to eliminate IAMNY's fixed overhead and direct labor expenses by leasing its manufacturing facilities to a third party, in exchange for a percentage of all billings ranging from ten (10%) to fifteen (15%) percent.

         General and Administrative Expenses. During the three months ended April 30, 1999, general and administrative expenses were $5,575, versus $313,207 for the three months ended March 31, 2000, an increase of $307,632. Approximately $57,000 of depreciation and amortization and approximately $61,000 of accrued interest was charged to operations for the three months ended April 30, 2000.

         Approximately $95,000 represents promotional expenses incurred for trade shows to promote our product lines and approximately $23,000 in consulting expenses was incurred to help troubleshoot and start our internet shopping mall. Additionally, we are partnering with

Fraunhofer CRCG, sector for research and computer graphics, to provide ongoing website content development to our e-commerce portal.

         Other Income. During January 2000, our warehouse location suffered water damage and a sizable portion of production patterns and markers used in the operating segment of IAMNY were permanently damaged. Included in other income is an insurance claim check received in April 2000 for $99,000.

         Provision for Income Taxes. As of April 30, 2000, our accumulated deficit was approximately $1,500,000. Accordingly, IAMG has recorded a full variation allowance against any income tax benefit to date.

LIQUIDITY

         At April 30, 2000, we had a negative working capital of $2,194,103. A significant portion of the current liabilities represents related party advance of approximately $1,800,000 advanced to fund the company during its early stage of operations. During the three months ended April 30, 2000, we received additional related party advances of approximately $300,000 and we received an additional $100,000 from a third party to help fund working capital operations.

         To date, we have incurred ongoing operating losses due to costs related to business development consulting fees, and other costs associated with establishing the corporate infrastructure necessary to expand our business and its operating segments. During the next twelve months, we intend to continue developing our business and we intend to raise additional capital to fund our operations. At present, we do not have the capital necessary to carry out our plan of operations. We have relied on advances from private equity sources to fund our operations. We anticipate our monthly costs associated with operations to approximate $155,000. We may raise additional funds through public or private equity investments as necessary, but there can be no assurance that such additional funds will be available for us to finance our operations on acceptable terms, if at all.

         We have entered into a non-cancelable operating lease for a period of five years, effective August 1, 2000, for approximately 4,200 square feet of showroom and office space located at 1400 Broadway, Suite 1907. New York City, New York, 10018, our new corporate headquarters. For the period August 1, 2000 through July 31, 2003, monthly rent is approximately $12,300. For the period August 1, 2003 through July 31, 2005, monthly rent is approximately $12,600. August rent ($12,226.67), together with a security deposit ($27,000) was paid in June 2000.

ITEM 3.  DESCRIPTION OF PROPERTIES

                  IAMG leases approximately 4,200 square feet on the 19th Floor of 1400 Broadway, New York, New York which serves as the Company's executive offices. For the period August 1, 2000 through July 31, 2003, monthly rent is approximately $12,300. For the period August 1, 2003 through July 31, 2005, monthly rent is approximately $12,600. August rent ($12,226.67), together with a security deposit ($27,000) was paid in June 2000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
         OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of the date of this registration statement with respect to the beneficial ownership of the outstanding Common Stock by (i) any holder of more than five percent (5%); (ii) each of the Company's officers and directors; and (iii) the directors and officers of the company as a group:

NAME OF BENEFICIAL                NUMBER OF
OWNER*                      SHARES OF COMMON STOCK         PERCENTAGE OWNERSHIP
------------------          ----------------------         --------------------

Jahn Avarello1                    8,800,000                       49.0%
Arlene Avarello1                  1,950,000                       10.9%
Thomas Verola                     1,901,250                       10.6%
William E. Weber2                   531,000                        3.0%
Leonard Marshall3                   526,000                        2.9%
Steve Ciancio                       526,000                        2.9%
Kathleen Kirkwood                    48,750                         .3%
Michael S. Weber                     25,000                         .1%
Mark Gerberich                       25,000                         .1%
Ross J. Baldari                      25,000                         .1%
Lawrence Proman                     100,000                         .5%


All Officers and Directors
as a group (10 persons)          12,508,000                       69.7%


----------------------
*        Unless otherwise indicated, the address of all persons listed in this section is c/o IAMG Holdings, Inc., 1400 Broadway, Suite 1907, New York, New York 10018.



----------------------
1 Arlene Avarello is the wife of Jahn Avarello, the Company's Chief Executive Officer and President. Mr. Avarello disclaims beneficial ownership of the shares held by Arlene Avarello.
2        Beneficial owner is Weber & Weber, 300 Rabro Drive, Hauppauge, New York
         11788.
3 Beneficial owner is Marshall Family Ltd. Hldgs., Inc., 21756 Margot Drive, Boca Raton, Fl 33428.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS

The names and ages of the directors and executive officers of the Company are set forth below. All Directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified. Officers are elected annually by the Board of Directors to serve at the pleasure of the Board.

NAME                   AGE      POSITION(S) WITH THE COMPANY
----                   ---      ----------------------------

Jahn Avarello          46       President, Chief Executive Officer and
                                Chairman of the Board

Thomas Verola          45       Secretary, Chief Operating Officer and Director

Lawrence Proman        54       Chief Financial Officer and Treasurer

William Fisher         50       Executive Vice President and NFL Manager

Stuart Frost           53       Vice President of Merchandising and
                                Manufacturing

Steven Cianco          44       Vice President and Special Events Coordinator

Ronnie Blaufarb        42       Vice President and National Sales Manager

William E. Weber       60       General Counsel and Director

Leonard Marshall       40       Director

Ross Baldari           41       Director

Mark Gerberich         40       Director

Kathleen Kirkwood      41       Director

Michael S. Weber       36       Director

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS

JAHN AVARELLO has served as the President and Chief Executive Officer and a Director of the Company since its inception. Mr. Avarello is responsible for all aspects of the strategic planning and day-to-day operations of IAMG. Mr. Avarello began his career in 1971 as owner of an apparel cutting room in the New York Garment Center. During this time, Mr. Avarello was a member of the Board of Directors of the Greater Blouse, Skirt and Undergarment Association. In 1997, Mr. Avarello founded IAM Group, Ltd. and became President and CEO of IAMG Holdings, Inc. in March 2000. Mr. Avarello is also a venture capitalist and is involved in several businesses. He attended Farmingdale University on Long Island, New York to study veterinary medicine, and the Fashion Institute of Technology in New York City to learn pattern making and design.

THOMAS VEROLA has served as the Secretary and Chief Operating Officer and a Director of the Company since its inception. He is also President and CEO of PBA Tour Gear Inc. Mr. Verola is responsible for the designing, manufacturing and marketing of bowling apparel and accessories under the PBA Tour Gear and the NFL Pro Star Athletic logos. With more than 25 years of experience in the manufacturing field, Mr. Verola brings to the company the ability to manufacture a large variety of merchandise and to sell via cable to companies such as QVC. He has traveled throughout the world to more than 20 countries producing products for the following companies: Liz Clairborne, Jones Apparel Group and the Krasner Group. As Vice President of Manufacturing and Operations for each of the mentioned businesses, Mr. Verola was responsible for more than 600 million dollars per year in apparel and accessory production. As Vice President of Manufacturing and Operations for the Krasner Group, Mr. Verola manufactured merchandise in all product categories exclusively for sale at QVC. In 1997, Mr. Verola joined International Apparel Manufacturing of New York as Vice President of Manufacturing and Production. In 1999, he became a principal in IAMG and has been actively engaged in soliciting exclusive license agreements with professional sports organizations.

LAWRENCE PROMAN has served as the Company's Chief Financial Officer and Treasurer since its inception. From 1995 through 1998, Mr. Proman served as the accountant for International Apparel Manufacturing Company. Prior to 1995, Mr. Proman served as the Chief Financial Officer of Bratique Fashions Inc., as Comptroller for Forever Yours, Inc. and Senior Vice President and Comptroller for The New York Institute of Technology. Mr. Proman received his Bachelor of Science degree in Accounting from Brooklyn College in 1968.

WILLIAM D. FISHER is an IAMG executive vice president and NFL operations manager. He brings over 20 years of experience in the apparel production and merchandising industry to the Company. Since 1994, Mr. Fisher has been Executive Vice President for Pier Connection/Revenge Shirtmakers in New York City, New York. This company's primary product lines were men's and boy's woven and knit shirts and shorts. In his capacity as executive vice president, Mr. Fisher was responsible for all merchandising, marketing, sourcing, and costing for the company. His duties included handling all major accounts including Wal-Mart, Kmart, Mervyns and JC Penney.

STUART FROST is an IAMG vice president of Merchandising and Manufacturing. Mr. Frost brings over 20 years experience in the apparel production and merchandising industry to the Company. Mr. Frost began his career in the apparel industry in 1976 as Vice President of Product Development and Merchandising for Lord & Taylor. He was responsible for all product development, (domestic and foreign); directed research, trend & sales analysis for fashion and classification merchandise and headed all price negotiations overseas. In 1997, Mr. Frost started his own consulting company specializing in product development, sourcing, production, and sales for manufacturers. In this capacity, Mr. Frost has traveled the domestic and overseas markets extensively for product and product ideas. Mr. Frost received his Bachelor of Science degree in Marketing from Fairleigh Dickinson University in 1969, and in 1977 he received his MBA in Marketing from Baruch College.

STEVEN D. CIANCIO is an IAMG vice president and special events coordinator. Mr. Ciancio brings over 15 years of successful experience in the sports apparel industry to the Company. Mr. Ciancio began his career in sporting goods apparel as the owner and manager of George's Sporting Goods in Dobbs Ferry, New York. In 1989, George's retail sales and silk screening operations grossed over $950,000. The Company specialized in providing all the sports apparel, sports equipment and stadium operational needs, as well as personal items for players, owners and VIPs for the New York Yankees, Mets, Giants and Jets, as well as many of top entertainment companies, major college and high schools in the New York metropolitan area. In 1989, Mr. Ciancio established Print This Inc., a wholesale and retail silk screen and embroidery business in Dobbs Ferry, New York. Print This Inc. produced personalized items including jackets and T-shirts. Accounts included professional sports teams, corporations, small businesses, colleges and high schools accounting for sales of over $500,000 annually. Mr. Ciancio holds an Associate of Science degree from Westchester Community College in Valhalla, New York.

RONNIE S. BLAUFARB is an IAMG vice president and National Sales manager. Mr. Blaufarb is personally credited with increasing sales at Majestic Graphics Inc., a division of Majestic Athletic from $9,000,000 in 1990 to over $55,000,000 in 1995 and $80,000,000 in 1997. He brings to IAMG personal and professional relationships throughout the United States in the athletic apparel licensing industry, ranging from fortune 500 retailers, wholesalers and distributors to local mom and pop retail outlets. Mr. Blaufarb is married and resides in Bethlehem, Pa.

WILLIAM WEBER, ESQ. IAMG's Director and General Counsel. William E. Weber, Esq. has accepted the position as General Counsel for IAMG, and has agreed to work for the Company on a full time basis. Mr. Weber is a partner of the law firm of Weber & Weber, having offices in Hauppauge, New York and North Miami Beach, Florida. He has engaged in the general practice of the law since graduating from Brooklyn Law School in 1965. He has had significant legal experience and expertise in securities law, anti-trust litigation in the health care area, federal and state criminal law, and general corporate law. Mr. Weber was a founder and promoter of Nastech Pharmaceutical Company, Inc., a public company engaged in the licensing of nasal applications of existing medications. In 1997, he represented Capital Beverages Corporation in a SB-2 Registration Statement under the Act. In addition to his legal experience, in 1967 Mr. Weber founded and was a principal owner of Ocean Cargo Import and Export Company, Inc., a pioneer in the inland container operation business. In 1989 he was the managing partner in Lakeside Development Company, Ltd. and directed construction of a 43 unit condominium development in Shirley/Mastic, New York. Mr. Weber is married to Judith D. Weber and resides in Dix Hills, New York.

LEONARD A. MARSHALL has served as a Director to the Company and President of the Company's ProStar Athletic Division since the Company's inception. Mr. Marshall was one of the founders of ProStar Athletics and also serves as the President of AEM Financial Concepts Inc. Mr. Marshall is a former professional football player having played for the New York Giants from 1983 through 1992, New York Jets in 1993 and the Washington Redskins from 1993 through 1996. Mr. Marshall has two super bowl wins to his credit. In 1991, Mr. Marshall earned a Bachelor of Science degree in Finance from Farleigh-Dickinson University. Mr. Marshall also serves on the board of numerous charity organizations such as the National Sports Committee for the leukemia Society of America, League of Education Awareness, has been named National Spokesman for Kids in Distress and holds a Lifetime Achievement Award from the United Way.

ROSS BALDARI has served as a Director to the Company since its inception. Mr. Baldari brings over 18 years of experience as a communications networking specialist and Internet Solutions provider for Fortune 500 companies including Morgan Stanley, United Technologies, The New York Hospital/Cornell Medical Center, Goldman Sachs & Co. and Merrill Lynch. He served as the lead networking consultant for the Bergen County Prosecutor's Office in converting 70 towns to SNA SDLC Digital Network. Mr. Baldari has extensive experience in various technologies, including video conferencing and streaming video products for multicast deployment. He has designed and implemented global dial-in solutions, supporting secured, PPP and x.25 dial, as well as high speed, availability TCPIP access to mainframe data centers.

MARK GERBERICH has served as a Director to the Company since its inception. In 1994, Mr. Gerberich was appointed the Commissioner of the Professional Bowling Association ("PBA"). Prior to his appointment as Commissioner, Mr. Gerberich was associated with the PBA for the last 17 years in various positions including Deputy Commissioner, Membership Services Director and Director of Operations. In 1983, Mr. Gerberich earned a Bachelor of Science degree in Sports Administration from St. John's University.

KATHLEEN KIRKWOOD serves as a Director to the Company. Ms. Kathleen Kirkwood started her successful business career in 1983 from a walk up apartment in New York City. She designed the first Velcro attaching shoulder pad and the rest is history. Her QVC television show airs several times a month and has grown into a multi million dollar addition to her other retail businesses. Ms. Kirkwood has appeared on the Oprah Winfrey Show, Joan Rivers Show, in Cosmopolitan Magazine, FOX Style News, is a member of the Board of The National Foundation for Teaching Entrepreneurship.

MICHAEL S. WEBER serves as a Director. Mr. Weber has extensive experience in the definition, selection, and implementation of systems solutions and enabling technologies for the supply chain and supporting functions. He holds a M.S. and B.S. in Mechanical Engineering from the University of Michigan, Ann Arbor. Since February 2000 Mr. Weber has been Client Services Director for US Interactive, a public corporation with offices in New York City. His responsibilities include defining business and internet strategies for clients seeking professional internet consulting services. Prior to joining US Interactive, Mr. Weber was a Senior Manager at KPMG, in the Package Software Solutions consulting practice. He assisted many fortune 500 companies to improve operations through the assessment and reengineering of core business processes. Prior to joining KPMG, he served as a special projects manager for IS service delivery to the Manufacturing and Production departments at Martin Marietta Aerospace Corp. While at Martin Marietta, Mr. Weber held various positions in production, manufacturing, and program management. Mr. Weber's professional experience includes supervising an international management team for a major chemicals manufacturer reengineering supply chain functions and systems, supporting forecasting, inventory management, production planning and scheduling. He was also responsible for managing the selection and implementation of distribution software, supporting sales and marketing, customer service, inventory control, and order management for a major distributor of fashion watches.

         The Directors of the Company are entitled to receive reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors of the Company but are not compensated for services provided in their capacities as directors. The Company has adopted a Stock Option Plan for employees, consultants and non employee directors.

ITEM 6.    EXECUTIVE COMPENSATION

EMPLOYMENT AGREEMENTS

JAHN AVARELLO, PRESIDENT OF THE COMPANY

         Mr. Avarello's contract is for a three year period beginning March 1, 2000. The base salary for Mr. Avarello is $300,000 per year, subject to increase after negotiation and approval by the Board of Directors on November 1, 2001. His compensation also includes bonuses and stock options dependent on the Company meeting specific gross sales and profitability levels as established in the Company's business plan. Mr. Avarello has agreed to defer a substantial portion of his compensation and in place thereof to receive shares of the Company's common stock. The number of shares of common stock of the Company to be issued to Mr. Avarello will be in the same proportion as will be issued to all other executives, management and employees who have agreed to defer payment of salary or other benefits.

THOMAS VEROLA, SECRETARY OF THE COMPANY

         Mr. Verola's contract is for a three year period beginning March 1, 2000. The Base Salary for Mr. Verola is $200,000 per year. His compensation also includes bonuses and stock options dependent on PBA Tour Gear, Inc. meeting specific gross sales and profitability levels as established in the Company's business plan. Mr. Verola has agreed to defer a substantial portion of his compensation and in place thereof to receive shares of the Company's common stock to be issued in the same proportion as will be issued to all other executives, management and employees who have agreed to defer payment of salary or other benefits.

WILLIAM E. WEBER, VICE PRESIDENT AND GENERAL COUNSEL

         On October 1, 1999 Mr. Weber signed a contract with the Company to provide general corporate legal services including assisting in the development of the Company's business plan, assisting the Company's securities attorneys in the preparation of all reports, filings, contracts, and notices. The contract is for a three year period. His compensation is $150,000 per year, plus benefits of approximately $20,000.

         Mr. Weber has been rendering legal services to the Company since June 1999 and has agreed to defer a substantial amount of the legal fees and expenses owed to his firm, Weber & Weber, for the period of June 1, 1999 to September 30, 1999, as well as compensation and expenses owed to him since October 1, 1999 pursuant to the terms of his employment contract. All deferred legal fees and expenses owed to Weber & Weber and Mr. Weber shall be paid with the Company's shares of common stock to be issued in the same proportion as will be issued to all other executives, management and employees who have agreed to defer payment of salary or other benefits.

LEONARD MARSHALL, VICE PRESIDENT AND COO FOR GUARDIAN INTERNET SOLUTIONS, INC.

         On April 28, 2000, the Company signed a three year Executive Employment Contract with Leonard Marshall, at $150,000 per year. Mr. Marshall's responsibilities include assignment as special spokesman for IAMG and to act as Chief Operating Officer for GIS. Mr. Marshall agreed to represent IAMG in the partnership venture with Fraunhofer Research Center for Computer Graphics, to design and develop the e-commerce shopping malls, and the website for the children and family entertainment and "edutainment" portals. Upon completion of the GIS business plan, obtaining of "seed" financing, and reaching specific annual gross sales income, Mr. Marshall was to receive a 25% equity interest in GIS. In the event Mr. Marshall's outside business interests, or his primary responsibility to the Company as spokesman for Pro Star Athletic, Inc., prohibited him from fulfilling his contractual obligations to work with Fraunhofer CRCG and GIS, the Company agreed to amicably renegotiate his contract to convert it to a consulting agreement. Mr. Marshall has agreed to accept shares of the Company's common stock to be issued after the Company's common stock is listed on the NASDAQ market in an amount equal in proportion to shares of common stock issued to all other executives, management and employees who have agree to defer payment of salary or other benefits. There can be no assurance that the Company's securities will ever be listed on the NASDAQ market.

         On July 10, 2000, Leonard Marshall indicated his intent not to act as COO for Guardian and also indicated he did not want to actively participate in the management of GIS. As a result, the Company terminated his contract. Presently, the parties are negotiating a new contract with Leonard Marshall for him to continue acting as a Member of the Board of Directors and to act as spokesperson for the NFL licenses and as assistant coordinator for new license acquisitions of the Sports License Division of IAMG Holdings.

MANAGEMENT EMPLOYMENT CONTRACTS

RONNIE S. BLAUFARB, NATIONAL SALES MANAGER

On March 25, 2000, the Company signed a three year employment contract with Ronnie S. Blaufarb, an experienced executive who has held positions as National Sales manager and Vice President of Sales for major corporations. From 1990 to 1997 he was the National Sales Manager for Majestic Graphics, Inc., a division of Majestic Athletic, Inc., located in Bangor, Pa. Through his efforts, gross sales increased from $9 million to $80 million dollars. In 1998 he joined The Weekend Exercise Company, Inc., located in San Diego, CA., as its National Sales Manager. Mr. Blaubarb's position as IAMG's Vice President and National Sales Manager will include responsibility for overall management and control of IAMG's sales relating to the manufacture and marketing of PBA Tour Gear and NFL Team/Player and Big and Tall Collection Series apparel. Mr. Blaufarb's annual compensation begins at $175,000 per year plus 1% of gross sales over specific levels. His continued employment is conditioned on meeting specific annual gross sales goals. Mr. Blaufarb has agreed to defer a percentage of his compensation beginning July 1, 2000 and will receive shares of the Company's common stock in lieu of any compensation owed to him by the Company, in an amount proportionately equal to the shares given to all other executives, management and employees.

STOCK OPTION PLANS AND AGREEMENTS.

INCENTIVE OPTION PLAN - On April 24, 2000 the Directors of the Company adopted and the stockholders of the Company approved the adoption of the IAMG's Employee, Management and Non-Employee Director Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable the Company to encourage key employees and Directors to contribute to the success of the Company by granting such employees and Directors incentive stock options ("ISOs").

         The Plan will be administered by the Board of Directors or a committee appointed by the Board of Directors ("Committee") which will determine, in its discretion, among other things, the recipients of grants, whether a grant will consist of ISOs or a combination thereof, and the number of shares to be subject to such options.

         The Plan provides for the granting of ISOs to purchase Common Stock at an exercise price to be determined by the Board or the Committee not less than the fair market value of the Common Stock on the date the option is granted.

         IAMG will reserve up to 10,000,000 shares of its Common Stock, $.001 par value to implement the Plan. At this date, no shares have been issued pursuant to the Plan.

         Upon the exercise of an option, the holder must make payment of the full exercise price. Such payment may be made in cash or in shares of Common Stock, or in a combination of both. The Company may lend to the holder of an option funds sufficient to pay the exercise price, subject to certain limitations.

         The Plan may be terminated or amended at any time by the Board of Directors, except that, without stockholder approval, the Plan may not be amended to increase the number of shares subject to the Plan, change the class of persons eligible to receive options under the Plan or materially increase the benefits of participants.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On April 24, 2000, IAMG shareholders approved a stock purchase agreement, dated April 1, 2000 between Home/Office Express, Inc. (HOMX) and James, M. Richards, Larry Stout and Steven Hartmann ("Purchasers") for the sale of Personal Touch Messenger Services, Inc., a wholly owned IAMG subsidiary corporation operating a messenger service business in the State of Arizona. The Purchasers paid for this business with 1,000,000 restricted shares of HOMX common stock. IAMG also gave a non recourse promissory note to the Purchasers in the amount of $300,000 with payment subject to several conditions, which have not been met to this date.

         On June 1, 2000, the Company signed an agreement with William Forte and Robert Lipori to issue 1,050,000 restricted shares of common stock, $.001 par value in full satisfaction of a $350,000 debt representing two loans made to the Company by Mr. Forte and Mr. Lipori. On the same date, the Company signed an agreement with Jahn Avarello, its President and CEO, to issue 3,900,000 restricted shares of common stock, $.001 par value in satisfaction of a $1,300,000 of a total of $1,518,632 in loans made by Mr. Avarello prior to January 21, 2000, leaving a balance of $218,632. Since January 31, 2000, Mr. Avarello has loaned another $400,000 to the Company.

         On June 1, 2000, IAMNY entered into a Lease Agreement with F&L Apparel, Ltd. a New Jersey corporation, whose principal place of business is located at 2045 85th Street, North Bergen, New Jersey ("Lessee"). One of the principals of F&L Apparel, Ltd. is Julius Avarello, a brother of Jahn Avarello, President of IAMG. The Lessee received the rights to IAMNY's customers, equipment, machinery and inventory for a five year period, with an option exercisable by IAMNY for an additional five year period. The Lessee pays IAMNY 15% of all receipts from IAMNY's customers, including any future customers that the Leasee obtains during the lease period. This Lease allows IAMG's principals to concentrate their efforts on the development of the proprietary sports licensing and e-commerce business. At the same time, IAMNY will receive income without any offsetting overhead expenses such as renting manufacturing facilities, employee salaries and other overhead.

         On July 24, 2000, IAMG retained International Technologies & Finance, LLC ("ITF"), as a financial consultant to assist in obtaining debt and equity financing. IAMG will pay $8000.00 per month for a four month period. ITF will receive commissions equal to 6% on equity and/or on debt financing obtained by IAMG during the term of the agreement.

ITEM 8.   DESCRIPTION OF SECURITIES

GENERAL

         IAMG is authorized to issue up to 100,000,000 shares of Common Stock, $.001 par value per share, of which 17,950,000 shares were issued and outstanding as of the date of this registration statement. IAMG's Certificate of Incorporation authorizes 5,000,000 shares of "blank check" Preferred Stock $.001 par value, none of which are outstanding.

COMMON STOCK

         Subject to the rights of holders of Preferred Stock, if any, holders of shares of Common Stock of the Company are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. There are presently no plans to pay dividends with respect to the shares of Common Stock. Upon liquidation, dissolution or winding up of the Company, after payment of creditors and the holders of any senior securities of the Company, including Preferred Stock, if any, the assets of the Company will be divided pro rata on a per share basis among the holders of the shares of Common Stock. The Common Stock is not subject to any liability for further assessments. There are no conversion or redemption privileges nor any sinking fund provisions with respect to the Common Stock and the Common Stock is not subject to call. The holders of Common Stock do not have any pre-emptive or other subscription rights.

         Holders of shares of Common Stock are entitled to cast one vote for each share held at all stockholders' meetings including the Annual Meeting, for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

         All of the issued and outstanding shares of Common Stock are fully paid, validly issued and non-assessable.

PREFERRED STOCK

         None of the 5,000,000 "blank check" preferred shares are currently outstanding. The Board of Directors of the Company have the authority, without further action by the holders of the outstanding Common Stock, to issue shares of Preferred Stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

DELAWARE ANTI-TAKEOVER LAW PROVISIONS

         As a Delaware corporation, the Company is subject to Section 203 of the General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owing 15% or more of a Delaware corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with such Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by the directors who are also officers of the corporation and by certain employee stock plans), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation's board of directors and if such business combination is approved by a majority of the board members who were directors prior to any person's becoming an interested stockholder. The provisions of Section 203 requiring a super-majority vote to approve certain corporate transactions could have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in the payment of a premium over market price or changes in control or management of the Company.

LIMITATION ON LIABILITY OF DIRECTORS

         IAMG's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. By its terms and in accordance with the DGCL, however, this provision does not eliminate or limit the liability of a director of the Company (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve international misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions), (iv) for any improper benefit or (v) for breaches of a director's responsibilities under the Federal Securities laws.

SHARES ELIGIBLE FOR FUTURE RESALE

         As of July 24, 2000, IAMG had an aggregate of 17,950,000 shares of Common Stock issued and outstanding, 16,950,000 of which are "restricted securities," which may be sold only in compliance with Rule 144 under the Act, as amended. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year after payment therefor may sell, in brokers' transactions or to market makers, an amount not exceeding 1% of the outstanding class of securities being sold, or the average weekly reported volume of trading of the class of securities being sold over a four-week period, whichever is greater, during any three-month period. (Persons who are not affiliates of the Company and who had held their restricted securities for at least two years are not subject to the volume or transaction limitations.) The sale of a significant number of these shares in the public market may adversely affect prevailing market prices of the Company's securities.

TRANSFER AGENT & REGISTRAR

         The transfer agent and registrar for IAMG's Common Stock is Holladay Stock Transfer., 2939 North 67th Place, Scottsdale, Arizona 85251. The telephone number is 480-481-3940.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         IAMG's shares of Common Stock are currently quoted on the Pink Sheets. On March 27, 2000, the Company began trading on the OTC under the symbol "HOMX". In April 2000, the Company traded under the symbol "IAMH". However, the Company is not aware of any established trading market for its Common Stock nor is there any record of significant trading in the Company's Common Stock.

         The following table sets forth the range of closing high and low bid quotations for the Common Stock, since October 1, 1999, as reported by the OTC or Pink Sheets, as applicable. The quotes represent inter-dealer prices without adjustment or mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. The trading volume of the Company's securities fluctuates and may be extremely limited (or non-existent) during certain periods. As a result, the liquidity of an investment in the Company's securities may be adversely affected.

                                     COMMON STOCK
                                    HIGH       LOW
                                    ----       ---

1999
----

Quarter ended
December 31, 1999                   1.875      .875

2000
----

Quarter ended
March 31, 2000                      5.50       .625

Quarter ended
June 30, 2000                       5.50       .25

         On August 8, 2000, the closing sale price as reported by the Pink Sheets was $.25 for each share of Common Stock. As of July 27, 2000, there were 17,950,000 shares of Common Stock, $.001 par value, issued and outstanding held by 125 holders of record. Except for 1,000,000 unregistered and free-trading shares of Common Stock, all remaining issued and outstanding shares of Common Stock are restricted.

DIVIDEND POLICY

         It is the policy of the Board of Directors to retain earnings for use in the maintenance and expansion of the Company's business. The Company has not declared any cash dividends to the shareholders of its capital stock and does not intend to declare such dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         IAMG is not a party to any material litigation or governmental proceedings that, management believes, would result in judgments or fines that would have a material adverse effect on the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On March 27, 2000, Home/Office acquired the assets of IAM Group, Ltd. and issued 11,000,000 shares of common stock. The issuance was made in reliance on Section 4(2) of the Act. No commissions were paid.

         On June 1, 2000, the Company signed an agreement with William Forte and Robert Lipori to issue 1,050,000 restricted shares of common stock, $.001 par value in full satisfaction of a $350,000 debt representing two loans made to the Company by Mr. Forte and Mr. Lipori. The issuance was made in reliance on
Section 4(2) of the Act. No commissions were paid.

          On the same date, the Company signed an agreement with Jahn Avarello, its President and CEO, to issue 3,900,000 restricted shares of common stock, $.001 par value in satisfaction of a $1,300,000 of a total of $1,518,632 in loans made by Mr. Avarello prior to January 21, 2000, leaving a balance of $218,632. Since January 31, 2000, Mr. Avarello has loaned another $400,000 to the Company. The issuance was made in reliance on Section 4(2) of the Act. No commissions were paid.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "GCL") empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of the performance of their duties as directors and officers. The GCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's by-laws, any agreement, vote of stockholders or otherwise.

         Article Seven of IAMG's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102 of the GCL. Article Seven provides for indemnification of all persons whom it shall have the power to indemnify pursuant to Section 145 of the GCL.

         The effect of the foregoing is to require the Company to the extent permitted by law to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         IAMG does not currently have any liability insurance coverage for its officers and directors.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

3.1      Certificate of Incorporation of the Company
3.2      By-Laws of the Company
4.1      Specimen Certificate for shares of Common Stock
10.1 License Agreement, dated May 2000, between PBA Tour, Inc. and IAM Group, Ltd. ("PBA License Agreement")
10.2 Amendment to PBA License Agreement, dated January 26, 2000, between PBA Tour, Inc. and IAM Group, Ltd.
10.3 Lease Agreement, dated May 5, 2000, between IAMG Holdings, Inc. and F&L Apparel, Ltd.
10.4 Lease Agreement, dated May 26, 2000, between 1400 Broadway Associates and IAMG Holdings, Inc.
10.5 Employment Agreement, dated March 25, 2000, between IAM Group, Ltd. and Ron Blaufarb.
10.6 Employment Agreement, dated October 25, 1999 between IAM Group, Ltd. and William Weber.
10.7 Employment Agreement, dated March 2000, between IAM Group, Ltd. and Jahn Avarello.
10.8 Employment Agreement, dated March 2000, between IAM Group, Ltd. and Thomas Verola.
10.9 Employment Agreement, dated April 28, 2000, between IAMG Holdings, Inc. and Leonard Marshall.
10.10 Agreement, dated June 1, 2000, between William Forte and Robert Lipori, as Shareholders and IAMG Holdings, Inc.
10.11 Agreement, dated June 1, 2000, between Jahn Avarello, as Shareholder and IAMG Holdings, Inc.
10.12 Agreement, dated July 14, 2000, between International Technologies & Finance, LLC and IAMG Holdings, Inc.
10.13    IAMG Holdings, Inc. Nonstatutory Stock Option Plan.
10.14 Agreement for Purchase and Sale of Assets, dated March 27, 2000, by and among Home Office Express, Inc. and IAM Group, Ltd.

10.15 Stock Purchase Agreement, dated April 1, 2000, between Home Office Express, Inc. and James M. Richards, Larry Stout and Steven Hartmann.
10.16    Non Recourse Promissory Note, dated April 17, 2000.
21.1     Subsidiaries of Registrant.
23.1 Consent of Clancy and Co., P.L.L.C., Independent Certified Public Accountants.
27.1     Financial Data Schedule.

                                 C O N T E N T S


     Independent Auditors' Report . . . . . . .  . . . . . . . . . . . . . . 1

     Balance Sheets at June 30, 1999 and 1998 . . . . . . . . . . . . . . . .2

     Statement of Income and Retained Earnings For the Years Ended
      June 30, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . . 3

     Statement of Cash Flows For the Years Ended June 30, 1999 and 1998 . . .4

     Notes to the Financial Statements .. . . . . . . . . . . . . . . . . .5-7

     All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors

International Apparel Manufacturing of New York, Inc.
New York, New York 10018

We have audited the balance sheets of International Apparel Manufacturing of New York, Inc. (the Company), as of June 30, 1999 and 1998, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Clancy and Co., P.L.L.C.
Phoenix, Arizona

July 31, 2000

              INTERNATIONAL APPAREL MANUFACTURING OF NEW YORK, INC.
                                 BALANCE SHEETS
                             JUNE 30, 1999 AND 1998


                                                              1999          1998
                                                            ---------    ---------
ASSETS
Current Assets
   Cash                                                     $   2,024    $  15,255
   Accounts Receivable                                         12,970            0
   Deferred Tax Asset (Note 5)                                 12,420       19,396
                                                            ---------    ---------
Total Current Assets                                           27,414       34,651

Property and Equipment, Net (Note 3)                          698,658       26,133
                                                            ---------    ---------

Total  Assets                                               $ 726,072    $  60,784
                                                            =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable                                         $  44,854    $  46,002
   Income Taxes Payable (Note 5)                               36,093          582
   Loans From Stockholder (Note 4)                            629,645       67,654
                                                            ---------    ---------
Total Current Liabilities                                     710,592      114,238

Stockholders' Equity
   Common Stock: No Par Value, 200 Authorized; Issued and
Outstanding, 200 shares                                        20,000       20,000
   Retained Earnings (A Deficit)                               (4,520)     (73,454)
                                                            ---------    ---------
   Total Stockholders' Equity (A Deficit)                      15,480      (53,454)
                                                            ---------    ---------

Total Liabilities and Stockholders' Equity                  $ 726,072    $  60,784
                                                            =========    =========

   The accompanying notes are an integral part of these financial statements.

              INTERNATIONAL APPAREL MANUFACTURING OF NEW YORK, INC.
                            STATEMENTS OF OPERATIONS

                        AND RETAINED EARNINGS (A DEFICIT)
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


Year Ended June 30:                                     1999            1998
                                                     -----------    -----------

Revenues                                             $ 2,764,813    $    46,884

Cost of Revenues                                       2,569,965         28,922
                                                     -----------    -----------

Gross Profit                                             194,848         17,962

Expenses

   General and Administrative                             83,427         16,003
                                                     -----------    -----------

Operating Income                                         111,421          1,959

Provision (Benefit) For Income Taxes (Note 5)             42,487        (18,814)
                                                     -----------    -----------

Net Income                                                68,934         20,773

Retained Earnings, Beginning of Period                   (73,454)       (94,227)
                                                     -----------    -----------

Retained Earnings (A Deficit), End of Period         $    (4,520)   $   (73,454)
                                                     ===========    ===========


   The accompanying notes are an integral part of these financial statements.

              INTERNATIONAL APPAREL MANUFACTURING OF NEW YORK, INC.
                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

Year Ended June 30:                                                        1999         1998
                                                                         ---------    ---------
Cash Flows From Operating Activities
   Net Income                                                            $  68,934    $  20,773
   Adjustments to Reconcile Net Income to Net Cash Used In
Operating Activities

   Depreciation and Amortization                                            77,476        4,418
   Change in Deferred Income Taxes                                           6,976      (19,396)
   Changes in Assets and Liabilities
      (Increase) Decrease in Accounts Receivable                           (12,970)           0
      (Increase) Decrease in Other Assets                                        0          100
       Increase (Decrease) in Accounts Payable and Accrued Liabilities      (1,148)     (31,647)
       Increase (Decrease) in Income Taxes Payable                          35,511          582
                                                                         ---------    ---------
      Total Adjustments                                                    105,845      (45,943)
                                                                         ---------    ---------
Net Cash Used In Operating Activities                                      174,779      (25,170)

Cash Flows From Investing Activities                                            --           --

Cash Flows From Financing Activities

   Net Advances (Repayments) From Related Party                           (188,010)      35,655
                                                                         ---------    ---------
Net Cash Provided By Financing Activities                                 (188,010)      35,655
                                                                         ---------    ---------

Increase (Decrease) in Cash and Cash Equivalents                           (13,231)      10,485
Cash and Cash Equivalents, Beginning of Year                                15,255        4,770
                                                                         ---------    ---------
Cash and Cash Equivalents, End of Year                                   $   2,024    $  15,255
                                                                         =========    =========

SUPPLEMENTAL INFORMATION:
Cash paid for:
   Interest                                                              $       0    $       0
                                                                         =========    =========

   Income taxes                                                          $       0    $       0
                                                                         =========    =========

NONCASH INVESTING AND FINANCING INFORMATION:
Fixed Assets Acquired in Exchange For Debt                               $ 750,000           --
                                                                         =========    =========

   The accompanying notes are an integral part of these financial statements.

              INTERNATIONAL APPAREL MANUFACTURING OF NEW YORK, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998

NOTE 1 -  ORGANIZATION

         International Apparel Manufacturing of New York, Inc. was incorporated under the laws of the State of New York on July 9, 1993, with an authorized capital of 200 shares of no par value common stock. The Company is a domestic manufacturing business that manufactures licensed and non-licensed sportswear apparel and accessories.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING METHOD

         The Company's financial statements are prepared using the accrual method of accounting.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

         CONCENTRATION OF CREDIT RISK

         The Company maintains bank accounts at financial institutions that are insured up to $100,000.

         PROPERTY AND EQUIPMENT

         Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

         REVENUE RECOGNITION

         Revenue is recognized when earned. Revenue from product sales is recognized upon shipment to customers.

         USE OF ESTIMATES

         Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

         INCOME TAXES

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

         BUSINESS SEGMENT INFORMATION

         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in one segment, that being the garment and apparel industry.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         PENDING ACCOUNTING PRONOUNCEMENTS

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - PROPERTY AND EQUIPMENT

         Property and equipment consisted of the following at June 30:

                                               1999                 1998
                                             ---------            --------
         Furniture and Equipment             $  72,083            $  4,083
         Warehouse and Factory Equipment       682,867              25,867
         Leasehold Improvements                  5,489               5,489
         Vehicles                               25,000                   0
                                             ---------            --------
           Total                               785,439              35,439
         Accumulated Depreciation              (86,782)             (9,306)
                                             ---------            --------
         Net Book Value                      $ 698,657            $ 26,133
                                             =========            ========

         Depreciation expense charged to operations during 1999 and 1998 was $77,476 and $4,418, respectively.

NOTE 4 - NOTES PAYABLE, RELATED PARTIES

         Notes Payable, Related Parties consists of a notes payable to Jahn Avarello, dated June 10, 1999, in the original amount of $750,000, interest at six (6) % per annum payable quarterly, interest only, first payment commencing on August 10, 1999, and continuing on the 10th day of November, February, and May 2000, when the entire aggregate, unpaid principal balance, including accrued and unpaid interest, is due and payable. Said note was entered into in exchange for the acquisition of property and equipment of $750,000. See Note 6.

NOTE 5 - INCOME TAXES

         The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying balance sheet is a result of the following:

         The provision (benefit) for income taxes was computed as follows:

                                                   1999              1998
                                                 --------          --------

         Current Federal                         $ 23,770          $      0
         State and Local                           12,323               582
                                                 --------          --------
         Total                                     36,093               582
         Prior Year Federal Income Taxes             (582)                0
         Change in Deferred Taxes                   6,976           (19,396)
                                                 --------          --------
         Provision (Benefit)
         For Income Taxes                        $ 42,487          $(18,814)
                                                 ========          ========

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1999 and 1998 are as follows:

         Deferred Tax Assets                       1999               1998
                                                 --------          ----------
         Net Operating Loss Carryforwards        $      0          $   19,396
         Depreciation                              12,420                   0
                                                 --------          ----------
         Net Deferred Tax Assets                 $ 12,420          $   19,396
                                                 ========          ==========

         The net change in the total valuation allowance for the year ended June 30, 1999 was a decrease of $6,976.

         For the fiscal year ended June 30, 1999, the Company utilized 100% of its net operating loss carryforwards of $92,268 to offset taxable income.

         Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 6 - SUBSEQUENT EVENTS

         Subsequent to the balance sheet date, the Company has become a wholly-owned subsidiary of IAMG Holdings, Inc. (formerly known as IAM Group, Ltd.)

         On June 1, 2000, notes payable, related parties was converted to equity in IAMG Holdings, Inc.

                                 IAM GROUP, LTD.
                                  New York, NY

                                  AUDIT REPORT


                                JANUARY 31, 2000

                              C O N T E N T S


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . .  .1

Consolidated Balance Sheet at January 31, 2000 . . . . . . . . . . . .  . . .2-3

Consolidated Statement of Operations and Retained Earnings (A Deficit)
For the Period From Inception (April 20, 1999) To January 31, 2000 . . . . . . 4

Consolidated Statement of Cash Flows For the Period From Inception
(April 20, 1999) To January 31, 2000 . . . . . . . . . . . . . . . . . . . . 5-6

Notes to the Consolidated Financial Statements . . . . . . . . . . . . . .  7-15

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                      [Clancy and Co. P.L.L.C. Letterhead]


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
IAM Group, Ltd.
Hauppauge, New York 11788

We have audited the accompanying consolidated balance sheet of IAM Group, Ltd. (the Company), as of January 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (April 20, 1999) to January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2000, and the consolidated results of their operations and their cash flows for the period indicated, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred substantial net losses for the period indicated. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Clancy and Co., P.L.L.C.
Phoenix, Arizona
March 25, 2000

                                 IAM GROUP, LTD.
                           CONSOLIDATED BALANCE SHEET
                                JANUARY 31, 2000


ASSETS

Current Assets
   Accounts Receivable                                                $   38,494
   Inventory (Note 3)                                                    278,389
   Other Assets                                                           11,650
                                                                      ----------
Total Current Assets                                                     328,533

Property and Equipment, Net (Note 4)                                     721,562

Intangible Assets, License Agreements (Note 11)                          106,250
                                                                      ----------

Total  Assets                                                         $1,156,345
                                                                      ==========






   The accompanying notes are an integral part of these financial statements.

                                 IAM GROUP, LTD.
                           CONSOLIDATED BALANCE SHEET
                                JANUARY 31, 2000



LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Checks Issued In Excess of Cash                                 $    54,310
   Accounts Payable                                                    257,786
   Accounts Payable, License Agreement (Note 11)                        25,000
   Notes Payable, Current Portion (Note 5)                              21,936
   Capital Lease Obligation, Current Portion (Note 6)                   12,265
   Notes Payable, Related Party (Note 7)                             1,518,632
   Notes Payable, Other (Note 8)                                       350,000
   Accrued Interest (Note 7, 8)                                         77,336
                                                                   -----------
Total Current Liabilities                                            2,317,265

Long-term Liabilities
   Notes Payable, Noncurrent Portion (Note 5)
                                                                        32,402
   Capital Lease Obligation, Current Portion (Note 6)                   23,550
                                                                   -----------
Total Long-Term Liabilities                                             55,952
                                                                   -----------

Total Liabilities                                                    2,373,217

Commitments and Contingencies (Note 5, 6, 11)

Stockholders' Equity
   Common Stock: No Par Value, 200 Authorized; Issued and
   Outstanding, 200*shares                                              39,352
   Retained Earnings (A Deficit)                                     (1,256,224)
                                                                   -----------
   Total Stockholders' Equity                                        (1,216,872)
                                                                   -----------
Total Liabilities and Stockholders' Equity                         $ 1,156,345
                                                                   ===========



   The accompanying notes are an integral part of these financial statements.

                                 IAM GROUP, LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                        AND RETAINED EARNINGS (A DEFICIT)
       FOR THE PERIOD FROM INCEPTION (APRIL 20, 1999) TO JANUARY 31, 2000



Revenues                                                            $ 2,110,263

Cost of Revenues                                                      2,038,760
                                                                    -----------
Gross Profit                                                             71,503

Expenses
   General and Administrative                                         1,223,970
                                                                    -----------

Operating Loss                                                       (1,152,467)

Other Expense
   Interest Expense                                                    (103,757)
                                                                    -----------

Net  Loss                                                           $(1,256,224)
                                                                    ===========

Retained Earnings, Beginning of Period                                         0
                                                                    -----------

Retained Earnings (A Deficit), End of Period                        $(1,256,224)
                                                                    ===========




   The accompanying notes are an integral part of these financial statements.

                                 IAM GROUP, LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION (APRIL 20, 1999) TO JANUARY 31, 2000

Cash Flows From Operating Activities
   Net Loss                                                                             $(1,256,224)
   Adjustments to Reconcile Net Loss to Net Cash Used In
       Operating Activities
   Common Stock Issued For Acquisition of Subsidiary                                         39,152
   Depreciation and Amortization                                                            214,871
   Unrealized Loss on Inventory                                                              92,796
   Changes in Assets and Liabilities
      (Increase) Decrease in Accounts Receivable                                            (38,494)
      (Increase) Decrease in Inventory                                                     (371,184)
      (Increase) Decrease in Other Assets                                                   (11,650)
       Increase (Decrease) in Accounts Payable and Accrued Liabilities                      257,786
       Increase (Decrease) in Accrued Interest                                               77,336
                                                                                        -----------
      Total Adjustments                                                                     260,613
                                                                                        -----------
Net Cash Used In Operating Activities                                                      (995,611)

Cash Flows From Investing Activities
   Purchase of Licensing Agreements                                                        (100,000)
   Purchase of Property and Equipment                                                       (77,739)
                                                                                        -----------
Net Cash Flows Used In Investing Activities                                                (177,739)

Cash Flows From Financing Activities
   Checks Issued in Excess of Cash                                                           54,310
   Issuance of Common Stock                                                                     200
   Net Advances From Related Party                                                          768,632
   Net Advances From Others                                                                 350,000
   Net Advances Under Factored Receivables                                                   11,952
   Principle Payments Under Notes Payable                                                    (7,614)
   Principle Payments Under Capital Lease Obligations                                        (4,130)
                                                                                        -----------
Net Cash Provided By Financing Activities                                                 1,173,350
                                                                                        -----------

Increase (Decrease) in Cash and Cash Equivalents                                                  0
Cash and Cash Equivalents, Beginning of Year                                                      0
                                                                                        -----------
Cash and Cash Equivalents, End of Year                                                  $         0
                                                                                        ===========


   The accompanying notes are an integral part of these financial statements.

                                 IAM GROUP, LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION (APRIL 20, 1999) TO JANUARY 31, 2000

Supplemental Information:
------------------------
Cash paid for:
   Interest                                                       $       26,421
                                                                  ==============
   Income taxes                                                   $            0
                                                                  ==============

Noncash Investing and Financing Information:

Fixed Assets Acquired in Exchange For Debt                        $      800,000
                                                                  ==============
Fixed Assets Financed by Capital Lease Obligation                 $       39,944
                                                                  ==============
Common Stock Issued For Acquisition of Subsidiary                 $       39,152
                                                                  ==============
Licensing Fee Financed Through Accounts Payable                   $       25,000
                                                                  ==============



   The accompanying notes are an integral part of these financial statements.

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000



NOTE 1 -  ORGANIZATION

      IAM Group, Ltd. (the Company) was incorporated under the laws of the State of New York on April 20, 1999, with an authorized capital of 200 shares of no par value common stock.

      The Company has acquired a 100% interest in four separate subsidiaries:
      International Apparel Manufacturing of New York, Inc., acquired April 21, 1999; PBA Tour Gear Inc., acquired May 6, 1999; Pro Star Athletic, Inc., acquired June 1, 1999; and Guardian Internet Solutions, Inc., acquired December 31, 1999.

      The Company is a holding company for a group of companies that license, manufacture and distribute proprietary sportswear apparel and accessories, worldwide. Distribution channels include retailers, wholesalers and catalogs.

      The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The Company has incurred substantial net losses for the period indicated. These factors raise substantial doubt about its ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company's ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time. It is the Company's belief that it will continue to incur losses for the next 12 months, and as a result, will require additional funds. The additional funding will be accomplished by seeking funds from private or public equity investments to meet such needs. There are no guarantees the Company will be successful in obtaining these funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      Accounting Method
      -----------------
      The Company's financial statements are prepared using the accrual method of accounting.

      Cash and Cash Equivalents
      -------------------------
      The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

      Concentration of Credit Risk
      ----------------------------
      The Company maintains bank accounts at financial institutions that are insured up to $100,000.

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      Principles of Consolidation
      ---------------------------
      The accompanying consolidated financial statements include results of operations, account balances and cash flows of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

      Purchase Method
      ---------------
      Investments in companies have been included in the financial report using the purchase method of accounting on the basis of the fair value of the acquired assets less liabilities assumed. The Company retains the acquired companies as subsidiaries.

      Accounts Receivable
      -------------------
      Certain Accounts Receivable are factored without recourse with respect to credit risk. An allowance for losses is provided for known and potential losses and for certain customers not factored based on a periodic review of these accounts. The allowance for such losses was $0 at January 31, 2000.

      Inventory
      ---------
      Inventory is stated at lower of cost or market, on a first-in, first-out basis, and are shown net of a valuation allowance.

      Property and Equipment
      ----------------------
      Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

      Revenue Recognition
      -------------------
      Revenue is recognized when earned. Revenue from product sales is recognized upon shipment to customers.

      Intangible Assets
      -----------------
      Intangible assets represent license agreements and royalty payments and are recorded at cost in accordance with Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." The Company amortizes the intangible assets using the straight-line method over the term of the specific agreements. Continually, the Company evaluates whether the estimated useful life used to amortize an intangible asset is appropriate due to changing facts and circumstances resulting in increases or decreases in the asset's estimated useful life, and records the change prospectively. Amortization charged to operations was $18,750. See Note 11.

      Use of Estimates
      ----------------
      Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      Income Taxes
      ------------
      The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 9.

      Comprehensive Income
      --------------------
      The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the Company's financial statements.

      Business Segment Information
      ----------------------------
      The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in the garment and apparel industry. See Note 10.

      Reclassifications
      -----------------
      Certain prior period amounts have been reclassified to conform to the current year presentation.

      Pending Accounting Pronouncements
      ---------------------------------
      It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

 NOTE 3  -  INVENTORY

      Inventory at January 31, 2000, of $278,389 consists of finished goods such as sportswear, hats, jackets, etc. At January 31, 2000, the Company recorded a valuation allowance of $92,796 due to atypical profit margins and seasonal merchandise.

 NOTE 4 - PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at January 31, 2000:

       Furniture and Equipment                      $  72,083
       Computer Equipment and Software                126,880
       Warehouse and Factory Equipment                682,867
       Leasehold Improvements                          10,853
       Vehicles                                        25,000
                                                    ---------
       Total                                          917,683
                                                    =========

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000

 NOTE 4 - PROPERTY AND EQUIPMENT (CONTINUED)

       Accumulated Depreciation                      (196,121)
                                                    ---------
       Net Book Value                               $ 721,562

       Depreciation expense charged to operations for the period ended January 31, 2000 was $196,121.

NOTE 5 - NOTES PAYABLE

      Notes Payable consists of the following:

      (1)  Sterling Factors Corporation         $   11,952
      (2)  Indian River National Bank               42,386
                                                    ------
      Total                                         54,338
      Less Current Portion                          (21,936)
                                                ----------
      Noncurrent Portion                        $   32,402
                                                ==========

      (1) Sterling Factors Corporation, dated October 5, 1999, interest at Sterling National Bank base rate plus 2% per annum as determined on the first business day of the month (minimum 8.5%), base factoring commission equal to 1 1/8% of the gross invoice amount of each accounts receivable, due and payable the day of assignment, secured by substantially all of the Company's assets, and continuing in effect for one year. Entered into by the Company's wholly owned subsidiary Pro Star Athletic, Inc.

      (2) Indian River National Bank, due in sixty (60) monthly installments of $832.14, maturing December 10, 2003. Secured by the equipment itself.

      Future minimum annual lease payments at January are as follows:

      2001                                $     21,936
      2002                                $      9,984
      2003                                $     22,418

NOTE 6 - CAPITAL LEASE OBLIGATION

      Computer equipment and software under capital leases are $39,944 less accumulated depreciation of $7,767, for net assets under capital lease of $32,177. Lease term is thirty-six (36) months with a purchase option of $1.00 at end of lease.

      Future minimum payments, by year and in the aggregate, under capital leases are as follows:

      2001                                $     12,265
      2002                                $     12,265
      2003                                $     11,285

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000


NOTE 7 - NOTES PAYABLE, RELATED PARTIES

      Notes Payable, Related Parties consists of the following:

      (1)   Notes Payable, Jahn Avarello   $  650,328
      (2)   Advances From Shareholder         668,304
      (3)   Apparel Management Corp.          200,000
                                            ----------
            Total                          $1,518,632
                                           ==========

      (1) Notes Payable, Jahn Avarello, dated June 10, 1999, in the original amount of $750,000, interest at six (6) % per annum payable quarterly, interest only, first payment commencing on August 10, 1999, and continuing on the 10th day of November, February, and May 2000, when the entire aggregate, unpaid principal balance, including accrued and unpaid interest, is due and payable. Said note was entered into in exchange for the acquisition of property and equipment of $750,000. Accrued interest was $28,973 at January 31, 2000.

      (2) Advances From Shareholder represent net funds advanced to the Company to fund working capital operations. The funds are unsecured and noninterest bearing. Interest has been imputed at the rate of eight (8) % per annum. Accrued interest was $32,502 at January 31, 2000.

      (3) Apparel Management Corp., a company owned by the shareholder, advanced funds of $200,000 to fund working capital operations. The funds are unsecured and bear interest at twelve (12) % per annum. Accrued interest was $3,493 at January 31, 2000.

NOTE 8 - NOTES PAYABLE, OTHER

      Notes Payable, Other consists of the following:

      (1)   Infotech Concepts               $250,000
      (2)   Kathleen Kirkwood                100,000
      (3)   Schlemeyer                        18,000
                                            --------
            Total                           $368,000
                                            ========

      (1) Infotech, funds advanced on August 6, 1999, to fund working capital operations. Unsecured and interest imputed at eight (8) % per annum. Accrued interest at January 31, 2000 was $9,754.

      (2) Kathleen Kirkwood, funds advanced of $100,000 on September 9, 1999, convertible into two and one-half (2.5) % of the total amount of shares issued to Thomas Verola, on March 1, 2001, or the effective date of a Registration Statement to be filed with the Securities and Exchange Commission by the Company. If the Company fails to make an initial public offering on or before March 1, 2001, at the option of Kathleen Kirkwood, the $100,000 shall be returned plus interest at seven (7) % per annum. Accrued interest at January 31, 2000 was $1,797.

      (3) Fred Schlemeyer, funds advanced of $18,000 on July 8, 1999, to help fund working capital operations. Unsecured and interest imputed at eight
      (8) % per annum. Accrued interest at January 31, 2000 was $817.

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000


 NOTE 9 - INCOME TAXES

      There is no current or deferred tax expense for period ended January 31, 2000, due to the Company's loss position. The benefits of timing differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

      Deferred Taxes
      --------------
      Net Operating Loss Carryforwards         $ 439,678
      Valuation Allowance                       (439,678)
                                               ---------
      Net Deferred Tax Assets                  $       0
                                               =========

      The Company has available net operating loss carryforwards of approximately $1,250,000 for tax purposes to offset future taxable income, which expire principally in the year 2021.

      Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 10 - SEGMENT INFORMATION

      The Company operates in four segments, each of which are strategic businesses that are managed separately because each business sells distinct products and services. The segments and a description of their businesses are as follows:

      International Apparel Manufacturing of New York, Inc. (I AM NY) - An apparel manufacturing business located in New York City and Bergen, New Jersey, offering faster service for merchandise where time is critical, manufacturing items in-house saving sixty to ninety days delivery time over merchandise from other foreign countries.

      PBA Tour Gear, Inc. (PBA) - Exclusive licensing label for the Professional Bowlers Association to market bowling apparel and accessories under the PBA logo and PBA player brand names. An Internet shopping mall is available for purchase of these goods at website, PBATour.com.

      Pro Star Athletic, Inc. (Pro Star) - License to distribute sportswear apparel and accessories of the National Football League. Joint venture signed with Leonard Marshall, founder of Pro Star Athletic, LLC of Florida and owner of licenses from the National Football League.

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000



NOTE 10 - SEGMENT INFORMATION (CONTINUED)
          ------------------------------

      Guardian Internet Solutions, Inc. (Guardian) - Internet Service Provider headquartered in Vero Beach, Florida, provides high-speed connections to the Internet and will service the Company's e-commerce needs.

      Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 2.

      Certain items are maintained at the Company's corporate level and are not allocated to the segments. They primarily include most of the Company's debt and cash and cash equivalents and related net interest expense and corporate headquarters costs. Intersegment revenues and expenses are eliminated.



                                       Loss From                                               Capital
                      Net Sales        Operations      Depreciation         Assets           Expenditures
                      ---------        ----------        ----------        ----------        -----------
I AM NY              $1,506,638        $   98,500        $  174,592        $  623,712        $  785,439
PBA                      33,675           110,045                 0           148,011                 0
PRO STAR                528,376           522,110               709           259,105             4,253
GUARDIAN                 41,574           222,799            16,505            92,438            102,098
OTHER                         0           302,770             4,315           33,079              25,893
                      ---------        ----------        ----------        ----------        -----------
TOTAL                 2,110,263        $1,256,224        $  196,121        $1,156,345        $  917,683
                      =========        ==========        ==========        ==========        ==========



NOTE 11 - LICENSE AGREEMENTS

      National Football League Properties, Inc. (NFLP)- original license agreement dated October 26, 1998, between Pro Star LLC and the NFLP, for a term of April 1, 1999 to March 31, 1999.

      On June 2, 1999, the Company, and its wholly owned subsidiary Pro Star Athletic, Inc., entered into a joint venture agreement with Pro Star Inc. of Florida (Florida Pro Star), Leonard Marshall, Steve Ciancio, Julian Desouza, and Susan Guerrero, (the Florida Shareholders) to assign to the Company all tangible and intangible assets, rights, licenses, and property that Florida Pro Star has now or in the future may have for the exclusive right to license for commercial purposes the trademarks of the National Football League ("NFL"), and the thirty-one (31) professional football teams that comprise the NFL ("Member Club"), subject to the approval of the NFL, for a one year period beginning April 1, 1999 and renewable for one year periods thereafter subject to

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000

NOTE 11 - LICENSE AGREEMENTS (CONTINUED)

      payment of royalties and meeting performance levels. A minimum royalty fee of $87,500 was due for the end of fiscal year March 31, 1999, as a condition precedent for the NFL License Agreement to be valid and in effect for the period of April 1, 1999 to March 31, 2000, which was paid by the Company and charged to operations for the period ended January 31, 2000. In the event additional financing is required prior to a Private placement offering being available, the

      Company agrees to contribute up to $600,000. Licensed products include headwear, fleece tops, t-shirts, outerwear, knits, and bottoms. Licensed marks are NFL, National Football Conference (NFC), and American Football Conference (AFC). Royalty rate of 8.5 % of net sales or $0.25 per unit, whichever is greater is due on all headwear. All other categories are 8.5% of net sales. Advance royalty payment of $7,500 is due and a minimum royalty payment of $15,000 is due per annum. Territories are the United States and U.S. Military Bases.

      On February 1, 2000, the Florida shareholders assigned their interest in the joint venture above to Pro Star LLC.

      On March 3, 2000, an agreement between Pro Star Athletic, Inc., Florida Pro Star L.L.C., Leonard Marshall, Leonard Marshall on behalf of Julian DeSouza and Susan Guerrero, IAM Group, Ltd., Jahn Avarello, and Tom Verola, was entered to clarify that wherever the name Florida Pro Star appears in the original contract dated June 2, 1999, it is intended to be Pro Star LLC.

      National Football League Players Incorporated (Players Inc.) - dated March 5, 1998, between Pro Star, Inc. and Players Inc., effective January 1, 1998 to February 28, 1999. Second license period can be renewed from March 1, 1999 to February 28, 2000. Third license period can be renewed from March 1, 2000 to February 28, 2001. Fourth license period can be renewed from March 1, 2001 to February 28, 2002. Royalty payment of nine (9) % of the gross sales of the licensed products, calculated on a quarterly basis and due as of the last day of each May, August, November, and February, due no later than thirty (30) days after each date. Interest at one and one-half (1 1/2) % monthly on all royalty payments not timely made. Non-exclusive right to license and privilege of using trademarks and names of Players Inc. which may be amended from time to time by Players Inc. and the names, likenesses, pictures, photographs, voices, facsimile signatures and or biographical information of certain NFL players, for the product in the form of "Legends of the Game" and "Big Time Player" headwear, t-shirts and polos, sweat wear, synthetic activewear, jackets, ties and simulated leather and nylon duffel bags, and golf bag covers featuring one player signature and/or likeness per product design. Territory is worldwide.

      PBA Tour, Inc. (PBA) - In May 1999, the Company entered into an agreement with PBA for the exclusive license to use PBA Tour trade names and trademarks for the purpose of placing them on products and packaging for marketing and sales literature and other materials promoting the products. Territory is worldwide. The Company is entitled to eight (8) thirty (3) second commercial spots on ESPN each calendar year during the term at no charge for purposes of promoting the products. Royalty fee of eight (8) % of all fees received. Agreement terminates on June 30, 2004. Additional five (5) year term commencing on July 1, 2004 and terminating on June 30, 2009, contingent upon the Company having paid PBA a minimum aggregate amount of $450,000 during the period commencing January 1, 2000 and ending December 31, 2002. Guaranteed minimum payment of $125,000 is due and paid as follows: upon execution of agreement, $50,000; August 1, 1999, $25,000; December 1, 1999, $25,000; and April 1, 2000,

                                 IAM GROUP, LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 2000

NOTE 11 - LICENSE AGREEMENTS (CONTINUED)

      $25,000. As of the date of issuance of these financial statements, $100,000 has been paid and $25,000 is included in accounts payable at January 31, 2000.

      Future guaranteed minimum annual payments, payable in equal quarterly installments no later than July 1, October 1, January 1, and April 1 are as follows:

      July 1, 2000 to June 30, 2001             $   100,000
      July 1, 2001 to June 30, 2002             $   150,000
      July 1, 2002 to June 30, 2003             $   175,000
      July 1, 2003 to June 30, 2004             $   200,000

      Additionally, the Company shall pay a royalty fee of equal to eight (8) % of the Net Sales made during the period, payable no later than thirty (30) days following the end of the quarter, to the extent the amount of net sales exceeds the following.

      Date of agreement to June 30, 2000        $ 1,562,500
      July 1, 2000 to June 30, 2001             $ 1,250,000
      July 1, 2001 to June 30, 2002             $ 1,875,000
      July 1, 2002 to June 30, 2003             $ 2,187,500
      July 1, 2003 to June 30, 2004             $ 2,500,000

      Should the Company exercise the additional renewal period for a five-year term, guaranteed minimum payments for each twelve month period would apply as set forth in the agreement.

                            HOME/OFFICE EXPRESS, INC.
                                Phoenix, Arizona

                                  AUDIT REPORT

                                JANUARY 31, 2000

                                 C O N T E N T S


Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

Consolidated Balance Sheet at January 31, 2000 and 1999 . . . . . . . . . . . . . .    2

Consolidated Statement of Operations For the Years Ended January 31, 2000
and 1999, and For the Period From Inception (July 22, 1996) to January 31, 2000 . .    3

Consolidated Statement of Stockholders' Equity For the Period From Inception
(July 22, 1996) To January 31, 2000  . . . . . . . . . . . . . . . . . .  . . . . .    4

Consolidated Statement of Cash Flows For the Years Ended January 31, 2000
and 1999, and For the Period From Inception (July 22, 1996) to January 31, 2000 . .    5-6

Notes to the Consolidated Financial Statements  . . . . . . . . . . . . . . . . . .    7-13


All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.


                      [Clancy and Co. P.L.L.C. Letterhead]




                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Home/Office Express, Inc.
Phoenix, Arizona 85016

We have audited the accompanying consolidated balance sheet of Home/Office Express, Inc. (formerly Telequipment, Inc.) (A Development Stage Company), (the Company), as of January 31, 2000, and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from inception (July 22, 1996) to January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a new business and although planned principal operations have commenced, no significant revenues have been derived therefrom. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Clancy  and Co., P.L.L.C.
Phoenix, Arizona
April 6, 2000

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET
                            JANUARY 31, 2000 AND 1999


ASSETS                                                                      2000             1999
                                                                         ---------         ---------
Current Assets
   Cash                                                                  $   8,647         $       0
   Accounts Receivable                                                         442                 0
                                                                         ---------         ---------
Total Current Assets                                                         9,089                 0

Property and Equipment (Note 3)                                             14,400                 0

Other Assets
   Covenant Not To Compete, Net (Note 4)                                    30,938                 0
                                                                         ---------         ---------
Total  Assets                                                            $  54,427         $       0
                                                                                           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities
   Accounts Payable                                                      $   6,057         $       0
   Notes Payable, Current Portion (Note 5)                                   9,504                 0
   Related Party Advances (Note 6)                                          85,615                 0
                                                                         ---------         ---------
Total Current Liabilities                                                  101,176                 0

Long-Term Liabilities
   Notes Payable, Noncurrent Portion (Note 5)                               23,733                 0
                                                                         ---------         ---------
Total Liabilities                                                          124,909                 0

Stockholders' Equity
   Common Stock: $0.001 Par Value, 100,000,000 Shares
    Authorized;  Issued and Outstanding, 2,350,000 and 1,000,000,
    at January 31, 2000 and 1999, respectively                               2,350             1,000
   Additional Paid In Capital                                                5,734             4,000
   Loss Accumulated During The Development Stage                           (78,566)           (5,000)
                                                                         ---------         ---------
   Total Stockholders' Equity (A Deficit)                                  (70,482)                0
                                                                         ---------         ---------
Total Liabilities and Stockholders' Equity                               $  54,427         $       0
                                                                         =========         =========



   The accompanying notes are an integral part of these financial statements.
                                       -2-

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE YEARS ENDED JANUARY 31, 2000 AND 1999, AND FOR
          THE PERIOD FROM INCEPTION (JULY 22, 1996) TO JANUARY 31, 2000



                                                                                                                         Inception
                                                                               Year Ended           Year Ended       (July 22, 1996)
                                                                               January 31,          January 31,       to January 31,
                                                                                  2000                 1999                2000
                                                                               -----------          -----------         -----------

Revenues                                                                       $     8,093          $         0         $     8,093

Cost of Revenues                                                                   (12,880)                   0             (12,880)
                                                                               -----------          -----------         -----------

Gross Margin                                                                        (4,787)                   0              (4,787)

Expenses
   General and Administrative                                                       35,678                    0              40,678
                                                                                ----------          -----------         -----------

Operating Loss                                                                     (40,465)                   0             (45,465)

Other Income (Expense)
   Cumulative Effect Adjustment-Goodwill (Note 8)                                  (33,101)                   0             (33,101)

Net  Loss Available to Common Stockholders                                     $   (73,566)         $         0         $   (78,566)
                                                                               ===========          ===========         ===========

Basic Loss Per Common Share                                                    $     (0.06)                 Nil         $     (0.07)
                                                                               ===========          ===========         ===========

Basic Weighted Average Common Shares Outstanding                                 1,170,500            1,000,000           1,170,500
                                                                               ===========          ===========         ===========


   The accompanying notes are an integral part of these financial statements.
                                       -3-

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION (JULY 22, 1996) TO JANUARY 31, 2000




                                                                 Preferred     Preferred         Common       Common
                                                                   Stock         Stock            Stock        Stock
                                                                   Shares        Amount           Shares      Amount
                                                                  ---------     ---------        ---------    ---------
Common Stock Issued For Services Rendered at
   $1.00 Per Share, July 22, 1996                                                                1,000,000    $   1,000
Loss From Inception (July 22, 1996) to January 31, 1997
                                                                  ---------     ---------        ---------    ---------
Balance, January 31, 1997                                                 0             0        1,000,000        1,000
Loss, Year Ended January 31, 1998
Loss, Year Ended January 31, 1999
                                                                  ---------     ---------        ---------    ---------
Balance, January 31, 1999                                                 0             0        1,000,000        1,000
Common Stock Issued Under 504 Offering /
   Offering Canceled / Shares Still Outstanding,
   November 12, 1999                                                                               350,000          350
Common Stock Issued In Exchange For 100%
  Acquisition of Subsidiary, January 31, 2000                                                    1,000,000        1,000
Loss, Year Ended January 31, 2000
                                                                  ---------     ---------        ---------    ---------

Balance, January 31, 2000                                                 0     $       0        2,350,000    $   2,350
                                                                  =========     =========        =========    =========



                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION (JULY 22, 1996) TO JANUARY 31, 2000


(Table continued)


                                                                                Loss Accumulated
                                                                  Additional        During the
                                                                   Paid In        Development
                                                                   Capital           Stage              Total
                                                                   --------     -----------------      --------
Common Stock Issued For Services Rendered at
   $1.00 Per Share, July 22, 1996                                  $  4,000                            $  5,000
Loss From Inception (July 22, 1996) to January 31, 1997                               (5,000)            (5,000)
                                                                   --------         --------           --------
Balance, January 31, 1997                                             4,000           (5,000)                 0
Loss, Year Ended January 31, 1998                                                          0                  0
Loss, Year Ended January 31, 1999                                                          0                  0
                                                                   --------         --------           --------
Balance, January 31, 1999                                             4,000           (5,000)                 0
Common Stock Issued Under 504 Offering /
   Offering Canceled / Shares Still Outstanding,
   November 12, 1999                                                   (350)                                  0
Common Stock Issued In Exchange For 100%
  Acquisition of Subsidiary, January 31, 2000                         2,084                               3,084
Loss, Year Ended January 31, 2000                                                    (73,566)           (73,566)
                                                                   --------         --------           --------

Balance, January 31, 2000                                          $  5,734         $(78,566)          $(70,482)
                                                                   ========         ========           ========


   The accompanying notes are an integral part of these financial statements.
                                       -4-

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED JANUARY 31, 2000 AND 1999, AND FOR THE
            PERIOD FROM INCEPTION (JULY 22, 1996) TO JANUARY 31, 2000



                                                                                                                        Inception
                                                                                   Year Ended          Year Ended    (July 22, 1996)
                                                                                   January 31,         January 31,    to January 31,
                                                                                      2000                1999              2000
                                                                                    --------            --------      -------------
Cash Flows From Operating Activities
   Net Loss                                                                         $(73,566)           $      0           $(78,566)
   Common Stock Issued for Services                                                        0                   0              5,000
   Depreciation and Amortization                                                       1,438                   0              1,438
   Write-Offs                                                                         25,264                   0             25,264
   Cumulative Effect Adjustment - Goodwill                                            33,101                   0             33,101
   Other Noncash Items
   Adjustments to Reconcile Net Loss to Net Cash Used
       In Operating Activities
      Changes in Assets and Liabilities
         (Increase) Decrease in Accounts Receivable                                    3,891                   0              3,891
          Increase (Decrease) in Accounts Payable                                      2,363                   0              2,363
                                                                                    --------            --------           --------
   Total Adjustments                                                                  66,057                   0             71,057
                                                                                    --------            --------           --------
Net Cash Used In Operating Activities                                                 (7,509)                  0             (7,509)

Cash Flows From Investing Activities                                                     -                   -                  -

Cash Flows From Financing Activities
   Cash Received in the Acquisition of Subsidiary                                      6,831                   0              6,831
   Advances From Related Parties                                                      10,500                   0             10,500
   Principal Payments on Notes Payable                                                (1,175)                  0             (1,175)
                                                                                    --------            --------           --------
Net Cash Provided By Financing Activities                                             16,156                   0             16,156
                                                                                    --------            --------           --------

Increase (Decrease) in Cash and Cash Equivalents                                       8,647                   0              8,647
Cash and Cash Equivalents, Beginning of Year                                               0                   0                  0
                                                                                    --------            --------           --------
Cash and Cash Equivalents, End of Year                                              $  8,647            $      0           $  8,647
                                                                                    ========            ========           ========



   The accompanying notes are an integral part of these financial statements.

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED JANUARY 31, 2000 AND 1999, AND FOR THE
            PERIOD FROM INCEPTION (JULY 22, 1996) TO JANUARY 31, 2000




                                                                                                                 Inception
                                                                               Year Ended      Year Ended      (July 22, 1996)
                                                                               January 31,     January 31,      to January 31,
                                                                                  2000            1999              2000
                                                                               ---------       ---------       ----------------

Supplemental Information:
------------------------
Cash paid for:
   Interest                                                                    $     408       $       0          $     408
                                                                               =========       =========          =========
   Income taxes                                                                $       0       $       0          $       0
                                                                               =========       =========          =========

Noncash Supplemental Information:
                                                                                                                  ---------
Issuance of Common Stock For Services Rendered                                 $       0       $       0          $   5,000
                                                                               =========       =========          =========
Issuance of Common Stock For 100% Acquisition of
Subsidiary                                                                     $   3,084       $       0          $   3,084
                                                                               =========       =========          =========
   Details of Acquisition:
   Assets Acquired                                                             $ 109,474                          $ 109,474
   Liabilities Assumed                                                          (113,221)                          (113,221)
                                                                               ---------                          ---------
   Net Book Value of Company                                                      (3,747)                            (3,747)
   Cash Received                                                                   6,831                              6,831
                                                                               ---------                          ---------
   Total Acquisition, Net of Cash Received                                     $   3,084                          $   3,084
                                                                               =========                          =========

   The accompanying notes are an integral part of these financial statements.
                                       -6-

                           HOME/OFFICE EXPRESS, INC.
                         (FORMERLY TELEQUIPMENT, INC.)
                         (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           JANUARY 31, 2000 AND 1999



NOTE 1 -  ORGANIZATION

      Home/Office Express, Inc. (formerly Telequipment, Inc.) (the Company) was incorporated under the laws of the State of Nevada on July 22, 1996, with an authorized capital of 25,000 shares of $1.00 par value common stock.

      On January 25, 1999, the Company amended its articles of incorporation to increase the authorized capital to 100,000,000 shares of $0.001 par value common stock. On January 25, 1999, the Board of Directors authorized a forward split on a 200:1 ratio, of the outstanding common shares of the Company.

      On September 2, 1999, the Company filed Articles of Merger in the State of Nevada merging Telequipment, Inc. (a Nevada Corporation) into Green Dolphin Systems Corp. (a Nevada Corporation), with Green Dolphin Systems Corp. being the surviving corporation.

      On January 15, 2000, the Company entered into a Cancellation and Recission Agreement to cancel and rescind the Articles of Merger filed with the State of Nevada on September 2, 1999. Additionally, a 504 Offering, originally approved by the Board of Directors on November 12, 1999, and the 5,000,000 shares issued thereunder were canceled and rescinded, with the exception of 350,000 shares which are in the process of being canceled and rescinded. With the exception of the permission to change the name to Green Dolphin Systems Corp., any and all claims arising from the merger filed with the State of Nevada on September 2, 1999, were released. (See
      Note 9)

      On February 23, 2000, the Company filed Articles of Merger in the State of Nevada merging Home/Office Express, Inc. (a Nevada Corporation) into Green Dolphin Systems Corp. (a Nevada Corporation), changing the name of the corporation to Home/Office Express, Inc. and increasing its authorized capital to 105,000,000 shares of which 100,000,000 shares are $0.001 par value common stock and 5,000,000 shares are $0.01 par value preferred stock. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

      The Company has adopted a year end of January 31.

      On July 22, 1996, the Company issued 5,000 (1,000,000 current equivalent) shares of common stock for services rendered at $1.00 per share, or $5,000.

      On January 31, 2000, the Company issued 1,000,000 shares of common stock for the merger of Home/Office Express, Inc. into Green Dolphin Systems Corp. The acquisition was accounted for at net book value, or $3,084. The merged corporations conduct business under the name Home/Office Express, Inc. The subsidiary has adopted a year end of December 31, and included in operations is the one month ended January 31, 2000 only.

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999



NOTE 1 -  ORGANIZATION (CONTINUED)

      The Company is a development stage company, as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although planned principal operations have commenced, there have been no significant revenues derived therefrom. These factors raise substantial doubt about its ability to continue as a going concern.

      The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company's ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time. It is the Company's belief that it will continue to incur losses for the next 12 months, and as a result, will require additional funds. The additional funding will be accomplished by seeking funds from private or public equity investments to meet such needs. There are no guarantees the Company will be successful in obtaining these funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      Accounting Method
      -----------------
      The Company's financial statements are prepared using the accrual method of accounting.

      Cash and Cash Equivalents
      -------------------------
      The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

      Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Personal Touch Messenger, Inc. Intercompany transactions have been eliminated in consolidation.

      Purchase Method
      ---------------
      Investments in companies have been included in the financial report using the purchase method of accounting on the basis of the fair value of the acquired assets less liabilities assumed. The Company retains the acquired companies as subsidiaries.

      Intangible Assets
      -----------------
      Intangible assets are recorded at cost in accordance with Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." The Company amortizes the intangible assets using the straight-line method over the term of the specific agreements. Continually, the Company evaluates

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      whether the estimated useful life used to amortize an intangible asset is appropriate due to changing facts and circumstances resulting in increases or decreases in the asset's estimated useful life, and records the change prospectively.

      Use of Estimates
      ----------------
      Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

      Income Taxes
      ------------
      The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

      Per Share of Common Stock
      -------------------------
      Effective January 1, 1997, basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. Diluted weighted average shares outstanding exclude the potential common shares from warrants and stock options because to do so would have been antidilutive. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

      Stock-Based Compensation
      ------------------------
      The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective January 1, 1997.

      Capital Structure
      -----------------
      The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      capital structure. The implementation of SFAS No. 129 had no effect on the Company's financial statements

      Comprehensive Income
      --------------------
      The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the Company's financial statements.

      Business Segment Information
      ----------------------------
      The Company has implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. The implementation of SFAS No. 131 had no effect on the Company's financial statements.

      Reclassifications
      -----------------
      Certain prior period amounts have been reclassified to conform to the current year presentation.

      Pending Accounting Pronouncements
      ---------------------------------
      It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

 NOTE 3 - PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at January 31, 2000:

      Computer and Equipment              $  7,518
      Office Equipment                       9,982
                                          --------
      Total                                 17,500
      Accumulated Depreciation               3,100
                                          --------
      Net Book Value                      $ 14,400
                                          ========

      Depreciation expense charged to operations during 2000 was $200.

 NOTE 4 - INTANGIBLE ASSETS

      The Company's wholly owned subsidiary, Personal Touch Messenger, Inc., purchased its current line of business for $85,000, allocated as follows: Equipment and Fixtures $17,500, Goodwill

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999



 NOTE 4 - INTANGIBLE ASSETS (CONTINUED)

      $33,750, and Covenant Not to Compete $33,750. The subsidiary paid cash of $41,000 and financed the balance through two notes payable of $35,000 and $9,000. See Note 3, 5 and 8.

      At January 31, 2000, intangible assets of $30,938 represents a Covenant Not to Compete. The sellers of Personal Touch Messenger, Inc. agreed to, directly or indirectly, not : (1) engage in a similar business within Maricopa County, Arizona, nor aid or assist anyone else to do so within these limits; (2) solicit in any manner any past or present accounts of the business; and (3) have any interest, directly or indirectly, in such a business, excepting as employee of the buyer, for a period of three (3) consecutive years commencing November 1, 1999. Amortization is charged to operations over a period of three (3) years, or $938 per month. Amortization expense for the one month ended January 31, 2000, was $938.

 NOTE 5 - NOTES PAYABLE

      Notes Payable of $33,236 represent a balance due for the acquisition of Personal Touch Messenger, Inc., the Company's wholly owned subsidiary, payable in fifty-two (52) monthly installments of $792.05, interest at 7% per annum, due on the first day of every month beginning on December 1, 1999, including interest on all unpaid principal from November 1, 1999 until paid at the rate of seven (7) % per annum payable monthly, the interest to be first deducted from the regular monthly installment and the balance to be applied to principal.

      Future annual minimum payments are as follows:

      2001              $  9,504
      2002              $  9,505
      2003              $  9,505
      2004              $  4,723

NOTE 6 - RELATED PARTY ADVANCES

      The Company has received advances from a related party of $85,615 to fund working capital operations. The advances are noninterest bearing, unsecured, and due on demand. There is no guarantee any future advances will be made to the Company.

 NOTE 7 - INCOME TAXES

      There is no current or deferred tax expense for the years ended January 31, 2000 and 1999, due to the Company's loss position. The benefits of timing differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


 NOTE 7 - INCOME TAXES (CONTINUED)

      and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

      Deferred Taxes                                2000           1999
      --------------                             ---------      --------
      Net Operating Loss Carryforwards          $  27,498      $  1,750
      Valuation Allowance                         (27,498)       (1,750)
                                                ---------      --------
      Net Deferred Tax Assets                   $       0      $      0
                                                =========      ========

      The Company has available net operating loss carryforwards of approximately $79,000 for tax purposes to offset future taxable income, which expire principally in the year 2015.

      Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 8 - CUMULATIVE EFFECT ADJUSTMENT - GOODWILL

      The Company charged $33,101 to operations during the year ended January 31, 2000, representing goodwill previously recorded by its subsidiary, Personal Touch Messenger, Inc.

NOTE 9 - SUBSEQUENT EVENTS

      (1) On March 27, 2000, the Company entered into an agreement with IAM Group, Ltd. for the purchase and sale of substantially all of the assets used in the business of IAM Group, Ltd. and its subsidiaries, and to assume certain agreements and/or other rights and liabilities in connection with their business, as set forth in the agreement. The purchase price is 11,000,000 common shares of the Company's common stock.

      (2) On April 17, 2000, the Company entered into an agreement with certain shareholders (the buyers), to sell all of the outstanding common and/or preferred stock the Company owns in Personal Touch Messenger, Inc. (the Company's wholly owned subsidiary), and all related property and inventory used in the business. The Buyers agree to transfer their 1,000,000 shares of the Company's common stock to the Company. The Company executed a sixty-day nonrecourse promissory note payable to Personal Touch Messenger, Inc., in the amount of $300,000, plus simple interest at 6% per annum, payable within sixty (60) days from April 17, 2000, with an additional thirty (30) day extension period at the option of the Company, subject to satisfactory proof of payment of all

                            HOME/OFFICE EXPRESS, INC.
                          (FORMERLY TELEQUIPMENT, INC.)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            JANUARY 31, 2000 AND 1999


NOTE 9 - SUBSEQUENT EVENTS (CONTINUED)

      Federal, State and Local business and employment taxes owed by Personal Touch Messenger, Inc., as well as other conditions as outlined in the promissory note.

      (3) Per the Company's transfer agent, on April 5, 2000, a stop order was placed on 350,000 shares of stock registered to Cede & Co., due to a recision of a merger by the Company. (See Note 1)


                               IAMG HOLDINGS, INC.
                      (FORMERLY HOME/OFFICE EXPRESS, INC.)
                           CONSOLIDATED BALANCE SHEET
                       APRIL 30, 2000 AND JANUARY 31, 2000


                                                                April 30,     January 31,
                                                                   2000           2000
                                                               ------------   ------------
ASSETS

Current Assets
   Cash                                                        $    126,445   $          0
   Accounts Receivable                                               21,975         38,494
   Inventory, net of valuation allowance of $92,796                 307,462        278,389
   Other Current Assets                                              54,458         11,650
   Advances To Officer                                                7,500              0
                                                               ------------   ------------
Total Current Assets                                                517,840        328,533

Property and Equipment, Net                                         685,427        721,562

Intangible Assets, License Agreement, net of amortization of
$25,000 and $18,750, at April 30, 2000 and January 31, 2000         100,000        106,250
                                                               ------------   ------------

Total Assets                                                   $  1,303,267   $  1,156,345
                                                               ============   ============

                 The accompanying notes are an integral part of
                           these financial statements.

                               IAMG HOLDINGS, INC.
                      (FORMERLY HOME/OFFICE EXPRESS, INC.)
                           CONSOLIDATED BALANCE SHEET
                       APRIL 30, 2000 AND JANUARY 31, 2000

                                                                              April 30,     January 31,
                                                                                 2000          2000
                                                                             -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Checks Issued In Excess of Cash                                           $         0    $    54,310
   Accounts Payable                                                              284,727        257,786
   Accounts Payable, License Agreement                                                 0         25,000
   Notes Payable, Current Portion                                                 10,983         21,936
   Capital Lease Obligation, Current Portion                                      12,265         12,265
   Notes Payable, Related Party                                                1,815,632      1,518,632
   Notes Payable, Other                                                          450,000        350,000
   Accrued Interest                                                              138,336         77,336
                                                                             -----------    -----------
Total Current Liabilities                                                      2,711,943      2,317,265

Long-Term Liabilities

   Notes Payable, Noncurrent Portion                                              29,906         32,402
   Capital Lease Obligation, Current Portion                                      21,517         23,550
                                                                             -----------    -----------
Total Long-Term Liabilities                                                       51,423         55,952
                                                                             -----------    -----------

Total Liabilities                                                              2,763,366      2,373,217

Stockholders' Equity

   Common Stock: $0.001 Par Value, 100,000,000 Shares

Authorized;  Issued and Outstanding, 13,350,000 and 2,350,000 at April 30,
2000 and January 31, 2000, respectively                                           13,350          2,350
   Additional Paid In Capital                                                     26,002         37,002
   Accumulated Deficit                                                        (1,499,451)    (1,256,224)
                                                                             -----------    -----------
Total Stockholders' Equity (A Deficit)                                        (1,460,099)    (1,216,872)
                                                                             -----------    -----------

Total Liabilities and Stockholders' Equity                                   $ 1,303,267    $ 1,156,345
                                                                             ===========    ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                               IAMG HOLDINGS, INC.
                      (FORMERLY HOME/OFFICE EXPRESS, INC.)
                      CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND 1999


                                                  For the Three  For the Three
                                                   Months Ended   Months Ended
                                                  April 30, 2000 April 30, 1999
                                                  -------------- --------------

Revenues                                           $   500,716    $ 1,232,154

Cost of Revenues                                       468,011      1,245,120
                                                   -----------    -----------

Gross Profit                                            32,705        (12,966)

Expenses

   General and Administrative                          313,207          5,575
                                                   -----------    -----------

Operating Loss                                        (280,502)       (18,541)

Other Income (Expense)
   Insurance Refund                                     99,000              0
   Interest Expense                                    (61,725)             0
                                                   -----------    -----------
Other Income (Expense)                                  37,275              0
                                                   -----------    -----------

Net  Loss Available to Common Stockholders         $  (243,227)   $   (18,541)
                                                   ===========    ===========

Basic Loss Per Common Share                        $     (0.03)   $     (0.02)
                                                   ===========    ===========

Basic Weighted Average Common Shares Outstanding     9,683,333      1,000,000
                                                   ===========    ===========


                 The accompanying notes are an integral part of
                           these financial statements.

                               IAMG HOLDINGS, INC.
                      (FORMERLY HOME/OFFICE EXPRESS, INC.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND 1999

                                                       For the Three  For the Three
                                                       Months Ended   Months Ended
                                                       April 30, 2000 April 30, 1999
                                                       -------------- --------------
Cash Flows From Operating Activities
   Net Loss                                             $   (243,227)   $    (18,541)
   Adjustments to Reconcile Net Loss to Net Cash
    Provided By (Used In) Operating Activities
   Depreciation and Amortization                              56,800               0
   Changes in Assets and Liabilities
      (Increase) Decrease in Accounts Receivable              16,520          64,712
      (Increase) Decrease in Inventory                       (29,073)              0
      (Increase) Decrease in Other Assets                    (42,808)              0
       Increase (Decrease) in Accounts Payable
         and Accrued Liabilities                               1,941            (224)
       Increase (Decrease) in Accrued Interest                61,000               0
                                                        ------------    ------------
   Total Adjustments                                          64,380          64,488
                                                        ------------    ------------
Net Cash Provided By (Used In) Operating Activities         (178,847)         45,947

Cash Flows From Investing Activities

   Acquisition of Property and Equipment                     (14,415)             --
                                                        ------------    ------------
Net Cash Flows Used In Investing Activities                  (14,415)             --

Cash Flows From Financing Activities

   Checks Issued in Excess of Cash                           (54,310)              0
   Advances To Officer                                        (7,500)        (23,080)
   Advances From Related Party                               297,000               0
   Advances From Others                                      100,000               0
   Repayments Under Factored Receivables                     (10,953)              0
   Principle Payments Under Notes Payable                     (2,497)              0
   Principle Payments Under Capital Lease Obligations         (2,033)              0
                                                        ------------    ------------
Net Cash Provided By (Used In) Financing Activities          319,707         (23,080)
                                                        ------------    ------------

                 The accompanying notes are an integral part of
                           these financial statements.

                               IAMG HOLDINGS, INC.
                      (FORMERLY HOME/OFFICE EXPRESS, INC.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE THREE MONTHS ENDED APRIL 30, 2000 AND 1999

                                                       For the Three  For the Three
                                                       Months Ended   Months Ended
                                                       April 30, 2000 April 30, 1999
                                                       -------------- --------------
Increase (Decrease) in Cash and Cash Equivalents             126,445         22,867
Cash and Cash Equivalents, Beginning of Period                     0        (21,790)
                                                        ------------   ------------
Cash and Cash Equivalents, End of Period                $    126,445   $      1,077
                                                        ============   ============

SUPPLEMENTAL INFORMATION:

Cash paid for:
   Interest                                             $        725   $          0
                                                        ============   ============

   Income taxes                                         $          0   $          0
                                                        ============   ============

NONCASH SUPPLEMENTAL INFORMATION:

Reverse Acquisition, March 27, 2000, Home/Office

Express, Inc., 2,350,000 shares of common stock         $      3,084   $          0
                                                        ============   ============


                 The accompanying notes are an integral part of
                           these financial statements.

                               IAMG HOLDINGS, INC.
                      (FORMERLY HOME/OFFICE EXPRESS, INC.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 2000

NOTE 1.  STATEMENT OF INFORMATION FURNISHED

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Form 10QSB instructions and in the opinion of management contains all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position as of April 30, 2000, the results of operations for the three months ended April 30, 2000, and the statement of cash flows for the three months ended April 30, 2000. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the IAMG Holdings, Inc. (IAMG) Annual Report on Form 10-SB.

Certain information and footnote disclosure normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying financial statements be read in conjunction with the accompanying financial statements and notes thereto incorporated by reference in the Company's 1999 Annual Report on Form 10-SB.

NOTE 2.  NAME CHANGE

On April 24, 2000, the Company amended its articles of incorporation and changed its name to IAMG Holdings, Inc.

NOTE 3.  REVERSE ACQUISITION

On March 27, 2000, Home/Office Express, Inc. (a Nevada corporation) (HOMX) completed an asset purchase and sale agreement with IAM Group, Ltd. (a New York corporation) for the purchase and sale of substantially all of the assets used in the business of IAM Group, Ltd. and its subsidiaries, and assumed certain agreements and/or other rights and liabilities in connection with their business, as set forth in the agreement. HOMX is the surviving corporation and continuing in existence under the laws of the State of Nevada for legal purposes. On the closing date, HOMX changed its name to IAM Group, Ltd., currently IAMG Holdings, Inc. The purchase price was 11,000,000 shares of the IAMG's common stock. On May 10, 2000, IAMG changed its domicile by filing a certificate of incorporation in the State of Delaware with authorization to issue 100,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.01 par value.

The merger is treated as a reverse acquisition as prescribed by Accounting Principles Board No. 16 "Business Combinations," because the shareholders of the company being acquired retained actual control of the resulting combined company. IAM Group, Ltd. (currently IAMG Holdings, Inc.) is the continuing reporting entity for accounting purposes and HOMX is the acquirer for legal purposes. Included in the equity section is the recapitalization of the merger: retirement of old shares and issuance of new shares for the net equity of HOMX, with no goodwill being recorded.

NOTE 4.  SALE OF SUBSIDIARY/CONTINGENT LIABILITY

On April 17, 2000, HOMX entered into an agreement with three of its shareholders (the Buyers), to sell all of the outstanding common and/or preferred stock the Company owned in Personal

                               IAMG HOLDINGS, INC.
                      (FORMERLY HOME/OFFICE EXPRESS, INC.)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 2000

Touch Messenger, Inc. (the Company's wholly owned subsidiary), and all related property and inventory used in the business. The contract provides for the buyers to transfer their 1,000,000 restricted shares of the Company's common stock to the Company, and for the Company to execute a sixty-day nonrecourse promissory note payable to Personal Touch Messenger, Inc., in the amount of $300,000, plus simple interest at 6% per annum, payable within sixty (60) days from April 17, 2000, with an additional thirty (30) day extension period at the option of the Company, subject to satisfactory proof of payment of all Federal, State and Local business and employment taxes owed by Personal Touch Messenger, Inc., as well as other pre-conditions as outlined in the promissory note.

Sale of Operations is summarized as follows:

Total Assets                           $   54,427
Total Liabilities                        (124,909)
                                       ----------
Retained Earnings (Deficit)            $  (70,482)
                                       ==========

The consolidated statement of operations for the three months ended April 30, 2000, does not include any activity for the subsidiary.

NOTE 5.  COMMON STOCK

On May 10, 2000, 350,000 shares of common stock held in the name Cede and Co. were canceled.

NOTE 6.  SEGMENT INFORMATION

The Company operates in four segments, each of which are strategic businesses that are managed separately because each business sells distinct products and services. The segments and a description of their businesses are as follows:

INTERNATIONAL APPAREL MANUFACTURING OF NEW YORK, INC. (I AM NY) - An apparel manufacturing business that sells both to wholesale and retail markets, offering faster service for merchandise where time is critical, manufacturing items domestically, saving sixty to ninety days delivery time over merchandise from foreign countries. IAMG intends to reduce its fixed and operating manufacturing expenses by leasing its equipment, machinery and inventory to a third party in exchange for a percentage of the third party billings.

PBA TOUR GEAR, INC. (PBA) - Exclusive worldwide licensing label for the Professional Bowlers Association to market bowling apparel and accessories under the PBA logo and PBA player brand names. An Internet shopping mall is under construction for purchase of these goods at website, PBATourGear.com.

PRO STAR ATHLETIC, INC. (Pro Star) - License to distribute sportswear apparel and accessories of the National Football League. An Internet shopping mall is under construction for purchase of these goods at website, BigSportsMall.com.

GUARDIAN INTERNET SOLUTIONS, INC. (Guardian) - Internet Service Provider headquartered in Vero Beach, Florida, which provides high-speed connections to the Internet and control the Company's e-commerce needs. IAMG is working with the Fraunhofer Center for Research in Computer Graphics to expand their Web presence into a national children and family "edutainment" and shopping portal.

Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies.

Certain items are maintained at the Company's corporate level and are not allocated to the segments. They primarily include most of the Company's debt and cash and cash equivalents and related net interest expense and corporate headquarters costs. Intersegment revenues and expenses are eliminated.

During the first quarter of 1999, the Company engaged in only one operating segment, IAM NY. During the first quarter of 2000, the Company had four operating segments as follows:

                                                      SEGMENT           TOTAL
 QUARTER ENDED APRIL 30, 2000       REVENUES           LOSS             ASSETS
 IAM NY                           $  477,894      $   50,059         $  671,132
 PRO STAR                                  0          98,369            249,599
 PBA                                  19,128          60,895            171,123
 GUARDIAN                              3,694          60,444            105,893
 CORPORATE                                 0         (26,540)           105,520

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  IAMG HOLDINGS, INC.


                                  By: /s/ JAHN AVARELLO
                                      -----------------------------------------
                                      Name:  Jahn Avarello
                                      Title: President, Chief Executive Officer
                                             and Director

                                  By: /s/ LAWRENCE PROMAN
                                      -----------------------------------------
                                      Name:  Lawrence Proman
                                      Title: Chief Financial Officer
                                             and Treasurer

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature                               Title                         Date
---------                               -----                         ----

/s/ JAHN AVARELLO          President, Chief Executive Officer   August 11, 2000
-----------------------    and Director
Jahn Avarello

/s/ THOMAS VEROLA          Secretary, Chief Operating Officer   August 11, 2000
-----------------------    and Director
Thomas Verola

/s/ WILLIAM WEBER          Director and General Counsel         August 11, 2000
-----------------------
William Weber

/s/ ROSS BALDARI           Director                             August 11, 2000
-----------------------
Ross Baldari

/s/ KATHLEEN KIRKWOOD      Director                             August 11, 2000
-----------------------
Kathleen Kirkwood

                           Director
-----------------------
Leonard Marshall

                           Director
-----------------------
Mark Gerberich

                           Director
-----------------------
Michael S. Weber


                                       33